10/31.

03037045

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Beru A.G.

*CURRENT ADDRESS: Moriikestrasse 155
D-71636 Ludwigsburg
Germany

**FORMER NAME:

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 34750

FISCAL YEAR 3/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/31/03



Formula BERU = Diesel + ...

The Group applies the "Formula BERU = Diesel + Electronics" to consistently implement its niche strategy. The management orientates the highly innovative SME towards technology growth niches in all three business fields. In this context, the development puts its faith in the combination of BERU's electromechanical products and electronic controls to create ultra modern electronic modules and systems.

The focus in this respect is on turning the years of experience as an automotive supplier and the intensive customer contact by the sales and development teams into new product concepts. This begins with the intensive market monitoring and analysis of customer requirements in order to identify new growth niche areas and track down totally new product ideas. The management is convinced that the only way to secure the sustained growth of the Group and consequently the increase in value for the benefit of its shareholders is to maintain a full product pipeline in the medium and long-term. The Diesel cold-start technology division with which BERU leads the world in technology and sales volumes continues to form the main pillar of the innovation strategy. The first part of the "Formula BERU Diesel + ..." is representative of this.


Diesel
Diesel
Benzin
Diesel trend unstoppable

Worldwide increase in the diesel market share

Diesel also continued its advance in the 2001/02 business year. In the process the share of new vehicle registrations in Western Europe has increased over the last 5 years from 22.3 % to 36.0 %. Even in countries such as France, Spain, Austria or Belgium, where diesel already has a market share that clearly exceeds 50 %, this increase is continuing. However, there are also the first signs of a growth in diesel in the world's largest passenger car market, the USA.

As in the USA, there is also an ongoing political discussion in South Korea as the result of which the legislators are expected to approve the use of diesel engines in passenger cars during the course of this year. In this context, diesel-powered vehicles benefit from ultra modern, advancing engine technology, lower fuel prices and fuel consumption which is up to 35 % lower by comparison with petrol engines.

The markedly improved ecological behaviour and emission standards of diesel power units in recent years, as well as the significant reduction in fuel consumption following the introduction of new injection technologies, in conjunction with the increased torque, are together creating a superior engine concept. Today, the diesel engine offers considerable driving pleasure with low CO and CO_2 levels and markedly lower combustion temperatures compared with petrol-driven engines. This is leading to a reduction in global warming, which climate researchers have recently put at critical levels. These benefits have also made diesel "trendy" in the luxury class. The German luxury car makers DaimlerChrysler, Audi and BMW expect the level of equipment in the luxury class to continue to be well above

50 % and with the introduction of new diesel power units are already well on the way to achieving these targets early.

BERU is actively working on finding a solution to the last remaining restrictions of diesel technology, the reduction in emission levels, in particular particle emissions. This is because the diesel engine still has a long way to go before it plays its full hand of cards and within a decade will represent the lowest cost and most efficient solution for mass transport. With the ICMS device (Ion Current Measuring System), which is still in the predevelopment stage, BERU's R&D department is aiming to achieve an even more marked improvement in controlling the combustion processes in the diesel engine: the goal therefore is to further reduce both emission as well as fuel consumption levels.

Sales development in Diesel cold-start systems

in EUR million


175
150
125
100
75
50
25
107.1
136.1
150.5
158.4
98/99
99/00
00/01
01/02

BERU profiting from this boom – sales growth in the core business field

In its core business field of diesel cold-start systems, an area in which BERU is a world leader with a 40 % market share, the company reported another marked growth in sales of 5.2 % to EUR 158.4 million in the year under review. Falling sales of water glow plugs for non-engine applications resulted in sales developing at a lower rate than the market growth. In future, water glow plugs will be replaced by electronic heaters for heating the vehicle interior. As a result of these influences, growth in this area, at 5.2 %, remained slightly below the 6 percent growth in worldwide diesel engine production. The Diesel cold-start technology business field generated more than 50 % of sales and offers further potential for expansion with continuing product innovations. The glow plug area was also further expanded during the 2001/02 business year. The potential of the core business field has already been demonstrated in the first quarter of the new 2002/03 business year: BERU was awarded a number of major orders in the diesel cold-start technology area by the French PSA Group and the Japanese manufacturer ISUZU. It was not for nothing that BERU decided to further expand its production capacities at the Ludwigsburg site during the course of the last business year. In addition to a new assembly line the so-called pre-production capacities were significantly modernised and expanded. The fact that ISUZU was the first Asiatic manufacturer to choose the ISS diesel instant start system once again demonstrates the growth potential of the core business and the innovative capability of the BERU products.



ISS instant start system with glow plug control unit

Series start for the ISS diesel instant start system

As the world's sole manufacturer of the ISS diesel instant start system which provides for instant starting even under extremely cold weather conditions, in the long-term BERU will be able to achieve increases in sales over and above the market growth. The pre-announced series start-up of the ISS diesel instant start system was successfully implemented in the 2001/02 business year on all BMW diesel models. In this respect the innovative BERU ISS cold-start technology sets new standards in improving emission levels and the start response of diesel engines. BERU's position as a technology leader and its claim to quality is reaffirmed in the start-up of series deliveries of cold-start technology to the Japanese manufacturers Toyota, Yanmar and Kubota.

During the predevelopment phase BERU is working together with system suppliers of engine management systems to further optimise the ISS diesel instant start system. Within this context the plan is to record combustion chamber temperature and combustion chamber pressure as well as combustion quality by way of special ion current glow plugs with downstream signal analysis in the ISS control unit. The ion current signals will enable the injection system to be permanently monitored and the efficiency of the diesel engines to be consequently increased and emission levels improved.





PTC heater system for quickly heating up the interior of the vehicle

The PTC heater for the largest passenger car platform in Germany

BERU has used the fact that modern diesel engines as well as direct-injection petrol engines no longer achieve the necessary radiant heat for rapid heating of the water system and the vehicle interior during cold weather as a result of the improved thermodynamics in order to create another product: this deficit must be made up via electric heaters, particularly during the engine start-up phase. In this context, BERU puts its faith in electronically controlled, high-performance ceramic heating registers with electronic start. The PTC heater system (Positive Temperature Coefficient) is to be fitted to the diesel models of the largest passenger car platform in Europe, the Golf platform of the VW-Group, commencing from the end of 2002. The series application of this electronic vehicle interior heater in the Ford Focus-platform worldwide is planned for the beginning of the second half of 2003. Following the start-up BERU will be supplying more than 450,000 systems for this Ford platform and plans to generate sales of more than EUR 30 million for the 2003/04 business year itself. In the medium term the company anticipates that, based on the European market, the proportion of diesel-powered vehicles that will be fitted with electric heater systems will grow to around 45 %. A similar trend is emerging in Korea where the first series applications are expected from 2004. Further growth potential will develop for this technology in conjunction with the anticipated increase in the use of direct-injection petrol engines.

Reduction in emissions through particle filters

In the business year just past the company once again put the emphasis on innovation in diesel cold-start technology with its share of investment representing 7.8 % of consolidated sales, a figure considerably higher than the sector average.

BERU is currently working on various sensors for exhaust gas after-treatment systems. The predevelopment is intensively engaged in the electrically aided regeneration of loaded particle filters. The aim is to develop a diesel particle filter which can produce increased efficiency particularly in the critical stop-and-go mode. BERU is working together with various partners on this important innovation for environmental protection.

The analysis of the sensor measurement data provides for the optimum design of diesel engine cold-start systems as well as the ignition systems for petrol engines. BERU also anticipates good growth prospects in this niche market. The degree of development in this area was boosted for the purpose of client implementation of the system application. One of the focal points of the investment was to expand the necessary high-frequency equipment for performing measurements up to the gigahertz range.

The high-temperature sensor developed by BERU for ambient temperatures up to 1,000 °C is intended for the key DENOX catalytic converter applications and in exhaust gas after-treatment systems such as particulate filters for diesel engines. The first orders for series deliveries in the commercial vehicle area have already been received and the aim is to commence delivery of these from the end of 2002. The company forecasts that the increasing use of diesel particulate filters and other application perspectives in the automobile area will offer very attractive growth opportunities. Development and application projects will be carried out in conjunction with a number of European automobile manufacturers as well as the specialists in exhaust gas after-treatment.



Various instant start glow plugs with post-heating

Marked growth potential in sight

For the 2002/03 business year BERU sees further growth opportunities in the core business field of Diesel cold-start technology despite the weakness of the automobile sector. On the basis of a long-term increase in diesel share in new car registrations in Western Europe and worldwide, as forecast by sector experts and market research institutes, a further increase in sales in the current 2002/03 business year can be expected. With the innovative ISS, the diesel instant start system, and the PTC heater, BERU has set new technological milestones and is convinced that the new product concepts undoubtedly have the potential to develop into the industry standard over the course of the next three to five years.



60 seconds

The PTC heater developed by BERU is incorporated into the airflow of the vehicles' air conditioning and ventilation system. During the actual cold-start phase electronically controlled ceramic heating registers provide a hot airflow to ensure that the windscreens are clear. The interior reaches a comfortable temperature in less than 60 seconds even at extremely low outside temperatures.

Formula BERU = ... + Electronics

Strong business field with enormous growth potential

As in 2000/01, in the business year just past it was in Electronics and Sensor technology that BERU posted its highest sales. This business field encompasses the electronic tire pressure monitoring system, sensor technology as well as industrial electronics. Sales revenues from electronics and sensor technology increased by 42.1 % to EUR 52.3 million.

Development of sales in the Electronics and Sensor technology business field

in EUR million


60
50
40
30
20
10
30.0
30.2
36.8
52.3
98/99
99/00
00/01
01/02

High level of investment in R&D for the product pipeline

In the year under review the company made its highest ever capital investment, EUR 8.5 million, in the expansion of the business activities in Electronics and Sensor technology. In addition to the expansion of new development teams with a view to future volume production, the focus of the investment at BERU Electronics GmbH in Bretten (Germany) was on the quality assurance that goes with development. A further 9 employees were added to the design, hardware development and software quality assurance departments, bringing the total number to 51. The company provided EUR 23.7 million for its own development expenditure and order research. As at the balance sheet date 197 employees were engaged in research and development within the Group. In the current business year the company will once again be making significant investments, above the sector average, in the further development of the Electronics and Sensor technology business field. During this phase, the characteristic feature of which is the numerous product start-ups, it is expected that it will be another two years before the share of R&D costs is recovered. Intensive preparation work is underway in the tire pressure monitoring business in particular.

Tire pressure monitoring making great strides forward

In the business year just past the company succeeded in increasing sales of electronic tire pressure monitoring systems by 59.7 % to EUR 10.7 million. This was primarily attributable to new vehicle platform start-ups in Europe and marked increases in the equipment rates for luxury class vehicles produced by German manufacturers.

The US vehicle safety authority NHTSA (National Highway Traffic Safety Association) has passed the TREAD Act (Transportation Recall Enhancement, Accountability, and Documentation Act) to come into force with effect from 1 November 2003 and decreed that tire pressure monitoring devices are to be introduced in the USA. The background to this is the series of serious road accidents triggered by burst tires which led to numerous fatalities in the USA during the year 2000. From the end of 2003 newly registered passenger cars and light vehicles in the USA will have to be fitted with a tire pressure monitoring system as a compulsory requirement.



Direct measurement, electronic TSS for permanent tire pressure monitoring whilst traveling

Two different types of tire pressure measurement devices will be licensed for a transitional period of three years: one is the direct measurement system which calculates the tire pressure precisely and directly by way of temperature and pressure sensors inside the tire. The other, the indirect system, which determines the tire pressure indirectly and mathematically via the rotation speed of the tires and the ABS system. With effect from 1 November 2005 the NHTSA will evaluate the empirical statistics collated on the two technologies and look into more stringent requirements. Then from November 2006 the criteria will be defined in order to make a final decision on which technology to choose. The scenario for the introduction in the US requires manufacturers to fit electronic tire pressure monitoring systems to 10 % of their new vehicle production from November 2003. From November 2004 this statutory obligation rises to 35 %, in November 2005 to 65 %. From November 2006 all newly registered passenger cars and light trucks – in other words 16 to 17 million vehicles – must be fitted with tire pressure monitoring.

Along with the Irish firm of Schrader Electronics Ltd., Siemens, TRW and JCI as well as the Japanese manufacturer Pacific, BERU is one of the leading manufacturers of direct measurement systems. The NHTSA tests demonstrated that direct measurement systems are triggered at a markedly lower pressure loss (10 %) and provide a more accurate measurement of the internal tire pressure than ABS-aided systems. With these systems the indirect method of recording means, that there is a delay in the warning being transmitted to the driver, even in the event of a sudden loss of pressure, and this assumes the vehicle is travelling on a relatively even and straight road. In addition, in the opinion of the company the use of this system type will be limited by the rate at which American vehicles are fitted with ABS systems that monitor all four wheels, which is significantly below the rate in Europe. The BERU TSS system (Tire Safety System) identifies deviations from the nominal pressure of less than 0.1 bar and offers a high standard of safety through the precise measurement of the pressure inside the tire. In its test the NHTSA considered the BERU system to be the best available technology.

In the medium term the USA opens up an enormous market potential of 16.5 to 17 million units, with the company concentrating on the premium segment and upper mid range. The low introduction scenario, which will initially only apply to 10 % of passenger car and light truck new registrations, (approx. 1.65 million vehicles), a figure below what management had expected, was disappointing. This will correspondingly mean a delay in the start-up of the sales planning, postponing it by approx. one year. The medium-term sales target of generating sales of EUR 100–150 million in tire pressure monitoring systems will be maintained for the subsequent years since the low launch scenario simultaneously represents an automatic growth market environment.

BERU forecasts sales of EUR 60–70 million from its tire pressure monitoring systems for the 2004/05 business year, the first year to benefit from the impending US legislation.

Although the approval of the indirect measurement ABS version, which is less reliable but cheaper, represents an imponderable effect, BERU continues to assume in its planning that direct measurement electronic tire pressure monitoring systems such as the one from BERU will be fitted to high-priced models and SUVs (Sport Utility Vehicles) offered by most manufacturers, irrespective of the minimum standard required, and continues to see luxury vehicles, vans, sports cars and top-range sport utility vehicles as the target segment for sensor-based, electronic tire measurement control systems in the USA. This segment represents a market of 3 to 4 million vehicles. BERU will be aiming to capture a 25–30 % market share of this segment.

In any event, the fact that the long-awaited NHTSA regulation will speed up the decision-making processes amongst manufacturers to award further contracts must be seen as a positive aspect. The provisions of the regulation issued by the NHTSA will become a statutory requirement in little more than one year and in the view of the BERU Executive Board should lead to further increasing equipment rates in Europe, including in particular amongst the German manufacturers who exported more than 525,000 passenger cars to the USA in 2001 and who are also covered by the US legislation. BERU is the sole approved supplier of direct measurement systems for the VW-Group, DaimlerChrysler, BMW and Porsche where the system is currently still predominantly offered as an additional option. Other clients include the Ford-Group, Ferrari, Maserati and Bentley. BERU succeeded in winning new orders from Porsche where the tire pressure monitoring system will be fitted as standard on the new 911 and as OE on the Phaeton, Touareg models and the new Porsche 4x4. This, as well as the fitting to the new Mercedes-Benz E-Class, orders from the USA and from the commercial vehicle industry, prompt the company to also anticipate double-figure increases in sales over the coming years. This does not take into account the aftermarket business which up to now has not been covered by the legislation.

The strategic partnership with the LEAR Corporation, Southfield, USA, which was concluded last year for the purpose of developing the US market, has proved very positive.

In collaboration with the cooperation partner LEAR, BERU already offers a cost-efficient, integrated system that combines the tire pressure monitoring with the electronic RKE door locking system (Remote Keyless Entry) or the press button-starter "Keyless Go" and utilises its electronic control unit. The high market share in RKE held by the LEAR Corporation in the USA which guarantees broad customer access using BERU technology, is particularly attractive. The keyless passenger car remote locking systems are ideally suited for receiving the BERU tire pressure sensors which transmit the tire pressure and temperature information on the same frequency band. Combining the LEAR RKE technology with the BERU tire pressure sensor modules dispenses with the need for the separate control unit normally required for the tire pressure monitoring system. This cost benefit is of particular importance on vehicle models fitted with TSS as standard. The BERU management sees this as providing an important competitive advantage and will also offer its clients on the European market the best possible standard of security with a cost-efficient total solution.



Sensor for recording engine speed or position of the crank shaft

Sensor technology also flying high

The business year under review saw the commencement of series delivery of new sensor developments for the clients BMW, VW, Scania and John Deere. As such, sensor technology from BERU will also be used for example in the new top-of-the-range, diesel-powered model from Volkswagen AG, the Phaeton. In this context, the company's product range not only includes engine speed sensors but also various temperature sensors for inlet air, coolant water and engine oil and now also sensors with integrated electronics for signal delivery. These can identify e.g. the status of filters or record a drop in the fuel system pressure. Future sensors will monitor the fuel quality or inform the motor management system of the fuel's bio diesel content. BERU posted another double-figure increase in sensor technology sales, this time 14.1 %, and the company expects sales to see a continuing positive development in this business segment.

Heating industry records further growth in double figures

After posting sales of EUR 6.9 million in the previous year, sales of ignition systems for the heating industry were increased as planned in the business year by 10.1 % to EUR 7.6 million. BERU offers products for the entire range of applications with ignition systems for industrial furnaces through to wall-mounted boilers for domestic use. For some areas, clients such as Weishaupt or Vaillant purchase their ignition components exclusively from BERU. The more stringent emission levels for heating systems which will come into force in the year 2004 will create significant replacement demand, particularly for domestic boilers. Against this background the management once again expects to achieve a similar level of growth in the current business year.

Expansion of the electronic and sensor technology activities through acquisitions

In the 2001/02 year under review BERU expanded its activities in the area of electronics and sensor technology with the acquisition of the Formula 1 supplier F1 Harness systems in Great Britain. This will provide for further growth in the development of high-performance cable harnesses and connection equipment as well as sensors and electronic measurement systems. This acquisition also gives BERU the opportunity to use F1 as a technology development and transfer centre in order to further expand this area of business. The Tiszakécske site was also utilised to increase the focus of the product range on electronics.

Good prospects for the Electronics and Sensor technology business field

The major orders that have already been won demonstrate that electronics, the second element of the "Formula BERU", will contribute to the continued profitable growth. At the same time, the breakeven is planned for 2003 and 2004 so that PTC, ISS and TSS will all be in a position to contribute increased earnings in the Group.

[illegible] more than 30% of its consolidated sales in [illegible]

[illegible]

[illegible] the backing of a sensible [illegible]

[illegible] that avoids [illegible] fluctuations [illegible]

[illegible]

[illegible] need more frequent repair work [illegible]

[illegible] the market opportunities in the aftermarket [illegible]

[illegible]





30 %

Accelerating aftermarket

Success with sensible combination business model

The OEM is suffering from the current weak sector environment. By combining the aftermarket business with the OEM, BERU is pursuing a sensible combination business model that evens out cyclical fluctuations as well as it can. As existing vehicles age they become more prone to repair and this consequently increases sales in BERU's aftermarket business. In the 2001/02 business year the Group generated EUR 92.6 million in the aftermarket area, representing 30.6 % of consolidated sales. The aftermarket is therefore accelerating away with a disproportionately high 23.1 % increase in sales.

Sales by area

2001/02 in percent[1]



7.9 (5.8)
General industrial area
61.5 (67.0)
Original equipment
30.6 (27.2)
Aftermarket

[1] Last year's figures in parentheses

Sharp increase in export sales

BERU continued the positive trend in the development of export sales with sales in the double-figure percentage range. Special mention should be made here of the very high increase in sales in the republics of the former Soviet Union, e.g. in Russia +90 % where the increasing structuring of the markets is having a noticeably positive effect. BERU also succeeded in positively asserting its position in the North American market with a 17.3 % rate of increase despite falling economic activity in this market. On the domestic front the aftermarket posted a 5.1 % rise in sales although the market as a whole was weak.

Innovation in ignition systems

In the year under review ignition parts and systems accounted for almost 60 % of the EUR 92.6 million sales in the aftermarket business. Despite the 7.1 % fall in the number of registrations of passenger cars fitted with petrol engines and bucking the trend of stagnating to falling sales of parts subject to wear and tear, this area is benefiting from the fact that the vehicle fleet is increasingly ageing. The ignition circuit aftermarket business in Spain and the Benelux countries alone reported a significant increase of more than 30 %.

At the same time, however, in the ignition systems business BERU is putting its faith in innovative products that strengthen this field: with the series start-up of BERU's new high-performance rod ignition coil with integrated, electronic driver circuit and the series start-up with Porsche, BERU has established another innovative product on the market. Variants of this innovation are currently being discussed and in some cases already being trialled with other European and Asiatic passenger car manufacturers. In the medium term, this high-quality product will help to expand sales of ignition coils in Europe which are falling as a result of the economic trend in petrol engines. In conjunction with the order from a French manufacturer for the production of a high-performance rod ignition coil for series application, in this case as yet without integrated electronics, growth in sales of ignition systems for petrol engines is ensured from the end of 2002. The focus of the predevelopment in BERU's ignition systems for petrol engines will then also be on the further utilisation of the integrated electronics in the ignition coil for combustion diagnosis and monitoring. Future GDI engines open up a wide area of development for new ignition technologies since the requirements demanded of ignition coils and spark plugs will have to meet even more stringent specifications. Various German manufacturers plan to use BERU ignition technology in these engines.

The Diesel cold-start technology, Electronics and Sensor technology business fields and the OEM business succeeded in expanding the aftermarket in the year just past. In the Benelux markets BERU was able to increase glow plug sales by 23 % and in fact by 54 % on the Spanish market. With the product launch of the Lambda sensor, started by BERU in the 2001/02 business year, the company also strengthened the electronics and sensor technology business in the aftermarket. BERU created a successful image with its clients through technical training for the wholesale trade and the workshops as well as sales-supporting advertising materials.

Sales development in the Ignition technology business field

in EUR million


100
95
90
85
80
75
70
65
80.8
81.8
89.2
92.4
98/99
99/00
00/01
01/02

Increased name awareness of the BERU brand

BERU was quick to recognise the importance of the aftermarket as a key business field and in the year just past once again raised its name awareness level in the trade through a good mix of communication. With campaigns ranging from attendance at trade fairs at home and abroad sponsorship events like BERU Top 10 racing series which also includes the German Touring Car Challenge (DTC), training and factory visits, through to workshop celebrations and advertising presences, as in the previous year BERU imparted information and knowledge and in doing so continued to create customer loyalty to the BERU brand. This strategy successfully led to a good 50 % supported brand awareness in Germany.



BERU uses the PT Cruiser to advertise its Ultra-X spark plug

BERU successful in seeking direct contact with the trade

The Ultra-X spark plug is seen as being particulary reliable for cold-starts and protects the engine from misfiring. BERU used a campaign with this innovative product to establish direct contact with the trade. As part of a major prize draw with 600,000 draw tickets, 12,000 promotional posters and other advertising materials, numerous field service personnel of BERU AG traveled throughout their respective sales territory in an PT Cruiser. A final prize draw for a PT Cruiser concluded the campaign which was extremely well received in the trade. The company established numerous contacts with this campaign alone.

On course for success with the aftermarket business

BERU will be able to continue benefiting from its successes and strong positioning in the aftermarket in the new business year. With new aftermarket product launches, a diverse communication mix providing sales promotion and boosting the company profile, as well as through the permanent balance between tradition and innovation, the company is able to derive benefit from the ageing vehicle fleet and turn this benefit into a business result.

0%



MILD SEVEN
HANJIN

With the purchase of a 70% shareholding in the Formula 1 supplier Zica Holdings Ltd., GB and its 100% subsidiary Harness Systems Ltd., BERU has pressed ahead with its acquisition policy. The aim is to first strengthen the core business of Diesel cold-start technology and ignition technology and expand the aftermarket business through acquisitions. Secondly, BERU will be expanding its product portfolio through targeted technology acquisitions in the field of Electronics and Sensor technology. It is the declared policy of the company in this context that acquisitions should contribute towards the long-term and, in particular, profitable growth of the company.







Global market place: operating worldwide with the production group of companies and M&A

BERU puts its faith in internationalisation

The worldwide changing structure of the automotive industry has also meant new challenges for BERU in the year under review. In its study entitled "Automotive Technology 2010" the HypoVereinsbank und Mercer Management Consulting forecast that the consolidation in the supplier sector will continue and by the year 2010, 2,000 of the 5,500 companies will have been driven out of the market. BERU aims to purposely benefit from this development and, in addition to the expansion of its product portfolio into growth niche markets, is consciously putting its faith in internationalisation.

BERU's globally orientated niche strategy enables the company to take quick advantage of growth opportunities and respond flexibly to client needs by offering technologically innovative solutions.

Having a presence in key markets

This is another of the objectives on which the BERU Group's worldwide production group of companies is focused. With its global business structure network the management is working towards increasing the market opportunities by giving the Group a worldwide presence and enabling it to supply products beyond the boundaries of the individual regions. This is also necessary for it to manufacture on a more efficient and low-cost basis. Within the framework of the production group of companies with its decentralised structures the facility is provided for accessing the lowest cost and most suitable location in each case. In this respect, manufacturing expertise with specific product groups plays as important a role as the share of payroll costs and the tax rate to which the subsidiaries are subject.

The production group of companies strengthened by acquisitions

As one example of this BERU has relocated its entire wage cost intensive manufacture of medium and smaller batch sizes of electronic flat assemblies for industrial electronics to the recently acquired Hungarian site of REMIX Group Electronics Rt., Tiszakécske. BERU is using this low-cost site in Eastern Europe to prepare for the planned high growth in electronics. Following the necessary consolidation phase there are plans to relocate other products to this site.

BERU plans to continue pressing ahead with the Group concept through corporate acquisitions and/or the purchase of technologies. Since its flotation in October 1997 BERU AG has been carrying out targeted transactions in Central America, Asia and Europe and now has a presence in all the key manufacturing regions on each of the triad continents.

Corporate purchases by BERU AG since the IPO

August 1998	Full acquisition of BERU Selim, Korea (formerly joint venture)
May 1999	Full takeover of BERU Mexico S.A. de C.V. Civac-Jiutepec (formerly joint venture)
September 1999	Acquisition of the tire pressure monitoring systems division of AMI DODUCO GmbH, Pforzheim, Germany
September 1999	Takeover of the microelectronics specialist, Sistemas de Microelectrónica S.A. Vitoria, Spain
December 2000	Acquisition of majority shareholding (51 %) in Hyunil Electronics Co. Ltd., Chungju-City, South Korea
June 2001	Acquisition of majority shareholding (75.1 %) in the electronics manufacturer REMIX Electronics Group Rt., Budapest, Hungary
February 2002	Acquisition of majority shareholding (70 %) in the Formula 1 supplier F1 Harness Systems Ltd., Diss, Great Britain

Global competence centres

The company pressed ahead with the strategy of organising the BERU production sites as competence centres and concentrating the manufacture of associated product groups and the same product groups on just a few or one production site respectively.

The German manufacturing sites continue to play a key role. The manufacture of rod ignition coils with integrated power amplifier for Porsche and of bi-turbo ignition coils for DaimlerChrysler is concentrated at Muggendorf. Preparations are currently under way for another project for a French manufacturer.

Special importance is also attached to the site for the final assembly of the tire pressure monitoring systems. The Group's electronics production site in Bretten supplies all its electronics. Assembly and test procedures for the increasing unit quantities have been adapted to meet the rising demand and the procedures further optimised. BERU has concentrated its entire electronics development and Group production in Bretten, the site of BERU Electronics GmbH. This includes, in addition to the electronics and sensor technology for the product portfolio of the electronic tire pressure monitoring systems, the software and electronic components of the ISS 2000 diesel instant start system as well as the PTC heater systems for the vehicle interior. The hybrid electronics for the electronic elements of the tire pressure monitoring systems manufactured in Bretten are supplied by BERU Microelectrónica, Spain. BERU Microelectrónica was taken over in 1999 and also supplies clients in the aviation and aerospace industry.

On the other hand, Neuhaus in Thuringia is being developed into a competence centre for ceramic products such as spark plugs and ignition electrodes.

The Group built another assembly line in Ludwigsburg for the manufacture of the latest glow plugs for diesel engines: in addition to electronically controlled glow plugs for BMW, the Ludwigsburg site also produces the sophisticated 4 mm glow plug technology for Volvo and Iveco.

The fully automated production plant which was installed in the previous year at the Irish site in Tralee, the Group's second most important diesel site, has since started up. Here again the quality requirement is for "zero defects". BERU has relocated the assembly of temperature sensors for the US market, previously carried out at Tralee, to the Group's NAFTA site in Mexico so that it can supply the American clients locally.

The Korean companies BERU Korea Co. Ltd., Chungju-City and BERU Automotive Co. Ltd., Shihung-City have established themselves as a central location for the entire Asiatic market. Comprehensive restructuring and investment in manufacturing facilities at these companies have laid the foundation for the planned further expansion of the Asian business. The production operation is able to utilise synergies from the Group's research and development activities in Germany and will be offering and supplying new products with European quality standards. BERU Korea has expanded the size of its production area and is currently working on the production start-up of modern plug shaft coils for petrol engines.

In February 2002 the company acquired a 70 % majority shareholding in ZICA Holdings Ltd. and its 100 % subsidiary, the Formula 1 supplier F1 Harness Systems Ltd. in Diss, Great Britain. The British company is one of the leading suppliers of technology to Formula 1 and also provides equipment for the WRC and CART racing series. With this acquisition BERU is expanding its activities in automobile electronics and sensor technology and will use F1 Systems as a competence and technology transfer centre for the Group. F1 will also be incorporated into the Group's marketing concept as an important element.

Even though the initial and/or full consolidation of the subsidiaries REMIX and F1 in the business year just past burdened the consolidated result, particularly in the fourth quarter, the management anticipates increasing contributions to sales and expects to move into profit during the course of the current business year. The management will continue to combine subsidiaries to create powerful, cost-efficient units and product competence centres as it did during the course of this year in France with the merger of the two French subsidiaries to form BERU S.A.S.

Group-wide logistics network

In the year under review the Group continued to place high priority on the world-wide network of the logistics information systems within the Group and to incorporate the newly purchased subsidiaries and majority participations. This was all the more important since inclusion in the logistics and supply chain management makes a telling contribution towards the Group's market success and ensures that the client receives deliveries of the required products, at the right time and the right place, and all at competitive prices. The inclusion of suppliers and clients within the internal IT-supported information systems in particular promotes co-operation and consequently the company's growth strategy. BERU is constructing a new central aftermarket warehouse at its Ludwigsburg site with markedly improved logistics procedures in order to increase the reliability and speed of its deliveries to aftermarket clients. The concept planning phase has, to a considerable extent, been completed. It is planned to commission the logistics complex into operation in late autumn 2003. This will produce a significant reduction in logistics costs; the improvement in the speed of delivery and delivery capability, i.e. on the same day the order is received, will offer a clear competitive advantage from which the BERU aftermarket business will benefit.

The procedures and dependencies in the development and launch of new products are becoming increasingly complex and costly. The "time-to-market" requirements of the market are being significantly shortened year after year. Transparent and efficient project controlling is the only way to create the conditions that will enable designed products to be turned into marketable client solutions quickly and profitably. BERU therefore decided to monitor and control cost, time and capacity relevant factors through a new, IT-supported project management system. In an initial pilot phase the suitability of the new IT module, tailored to BERU's requirements, has already been tested, and during the course of the next business year it will be introduced into use throughout the Group.

BERU remains on track

BERU will also be focusing on growth in niche markets and innovation during the current 2002/03 business year. As a company which has created a strong market position for itself by combining tradition and innovation, BERU also plans to drive forward the corporate activities both on the product development side as well as through acquisitions for the future.

BERU remains on track within the framework of its strategic objectives and in the new 2002/03 business year plans to achieve external growth of between EUR 70 to 80 million through acquisitions.

Employees and environment hand in hand

BERU and its employees

In the business year just past the employees of BERU AG at home and abroad were once again key to the success of the company which was only able to achieve the targets set thanks to their know-how and highly committed approach.

Number of employees as at balance sheet qualifying date on 31 March 2002


2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
1,513
1,543
1,909
2,095
2,256
1,192
1,212
1,310
1,257
1,245
97/98
98/99
99/00
00/01
01/02
AG
Group

As at the balance sheet dated on 31 March 2002 the BERU Group employed 2,256 personnel worldwide. The number of employees therefore increased by 161 compared with the previous year. Of these, 955 were employed in the foreign companies with the number of domestic-based personnel decreasing from 1,331 in the previous year to 1,301.

The company created 11 new trainee positions and increased the number of trainees in the Group to 60. 48 of these were in the industrial and 12 in the clerical area. To be capable of continuing to attract dedicated employees in the future, BERU works in close collaboration with the Vocational Training Institute in Stuttgart and pursues an active approach to marketing at universities. In the year under review BERU was represented at numerous recruiting events, university open days and training trade fairs. The fact that the company's name awareness level is being increasingly raised generally makes it easier to attract committed new employees, and it was able to fill the majority of the positions that became vacant in all areas during the business year. BERU is seen as an attractive employer and this is clearly demonstrated by the disproportionately low employee turnover.

Excellent education and continuous training are vital to maintaining the Group's competitiveness. To this end BERU AG provides the facility for its employees to participate in various promotional groups. These carry out important project work for the company and regularly attend series of lectures given by prominent individuals from business and politics. In addition to this the employees attend selected trade fairs. For some time now a large number of employees have been taking part in English courses at varying levels of qualification, an important improvement in communication in a company which is internationally orientated.

In the year under review BERU AG once again rewarded the performance of its employees as a contribution towards the success of the company achieved on a joint basis. In the business year just past BERU AG set aside EUR 1.60 (1.68) million for the employee profit-sharing scheme.

In addition to committed employees, the success achieved by the company in the year under review does of course also require a workplace that meets the standards demanded for health and safety at work and the environment. An interplay between employees and their environment is absolutely vital and remains one of BERU's goals.



Glow plug quality testing at BERU

Responsibility for the environment

BERU also takes active account of consideration for the environment: over and above the statutory provisions, the increasing environmental awareness amongst the population and the demand by the market for environmentally compatible products, since 1999 BERU has been correspondingly certificated in accordance with DIN EN ISO 14001, the standards of which exceed those of the statutory regulations. In the business year just past environmental officers carried out certification for the Bretten site which was commissioned into operation in September 2000, once again in accordance with this environmental standard. In addition to this BERU fulfils the requirements of the Used Vehicle Directive passed by the EU which limits the use of harmful materials used in the manufacture of motor vehicles and lays down rules for the ability of materials to be recycled. In this context the company also joined the international material data system (IMDS). This system reports on the content of harmful materials used in vehicle components within the automotive industry.

Within the framework of the company's internal environmental management, the management defines guiding principles to which the Executive Board and employees are equally bound. BERU's aim in future is to design and manufacture environmentally friendly products. The environmental guidelines are elements of the company's day-to-day work and these are actively followed.

BERU improves working conditions in production

BERU attaches particular importance to the safety of its employees. That is why it is important to permanently maintain state-of-the-art safety at work. BERU includes its own safety experts in the procurement of new devices and equipment during the initial planning stage itself.

The employees' working conditions are subject to continual review by the environmental officers at the plants in Ludwigsburg, Muggendorf, Neuhaus and Bretten. Machines that satisfy the latest safety standards are used and inspected at regular intervals. Attachments to certain machines, for example in the tire pressure monitoring system production, have improved the air quality in the hall through air extraction in all work processes that generate emissions.

Employees pursue proactive environmental protection

The employees bring their increasing environmental awareness into the company. Many of the ideas associated with this are incorporated as improvements in all areas through the company suggestions scheme. The implemented proposals can then also be passed on to the clients. In the 2001/02 business year the employees once again forcefully demonstrated their commitment by putting forward 1,194 suggestions. This is the only way to achieve the aim of efficient and environmentally friendly production.

Since some of the consumer units used in the company can only be operated to meaningful effect with the help of batteries, the environmental management replaced the necessary batteries for the first time with rechargeable batteries. Thanks to their acceptance by the employees the company has already managed to save around two hundred batteries. The target in the current business year is to achieve a significant increase in the number of rechargeable instead of normal batteries.

Another suggested improvement, that of shredding the ignition coil waste, has also been implemented by the environmental management. This process enables the individual ignition coil components of copper, iron and plastic to be extracted and then disposed of in an environmentally friendly way. New processes for filling the heater rods with magnesium oxide in the heater rod assembly line are making a similar contribution towards reducing the level of waste, as does a method of changing the oil on machines which almost halves the quantity of used oil for disposal from 8,000 litres to 4,700 litres.



The Group's Test and Laboratory Center in Ludwigsburg

Another particularly clever solution to a problem also came from a suggested improvement submitted by an employee. A newly installed process now enables the 8,000 litres of compressor condensation that was previously created – a mixture comprising condensed atmospheric humidity and compressor lubricant – to be processed through evaporation of the water content. Previously the condensate had to be disposed of as special waste. The volume of waste generated has now been reduced by around 90 %.

The company is convinced that even the implementation of small measures benefits the environment. That is why cardboard packaging for secondary coils is returned to the suppliers and reused up to four times, significantly reducing the volume of cardboard waste. BERU offers its clients the option of taking back the electronics produced with the tire pressure monitoring systems, for disposal.

BERU has set itself the objective in the current business year of further increasing the number of measures aimed at safeguarding the environment and of also implementing these in the subsidiaries.

In the future BERU will continue to attach great importance to the harmony between employees and a pleasant, clean, safe and environmentally aware workplace. Both represent the conditions required for functioning successfully and the corporate success that goes with it. BERU will continue to adhere to this principle.

Financial statements

Consolidated profit and loss account

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2001 to 31 March 2002

EUR thou.		2001/02	2000/01
Sales	(12)	303,062	276,534
Change in inventory of finished products and work in process		3,464	277
Other own work capitalised		1,550	1,808
Other operating income	(13)	15,337	12,782
		323,413	**291,401**
Material costs			
a) Cost of raw materials, supplies and purchased goods		– 101,799	– 85,680
b) Cost for purchased services		– 8,979	– 6,894
Personnel expenses	(14)		
a) Wages and salaries		– 73,205	– 68,689
b) Social security, pensions and other benefit costs		– 14,405	– 13,064
Depreciation on intangible assets and plant and equipment	(15)	– 22,443	– 20,175
Other operating expenses	(16)	– 46,950	– 43,511
Profit before investment and financial result and taxes		**55,632**	**53,388**
Income from investments		68	–
Income from loans from financial assets		67	49
Income from associated companies		395	473
Other interest and similar income		4,720	5,907
Write-offs on security investments		– 159	– 374
Interest and similar expenses		– 1,334	– 1,608
Investment earnings and financial result	(17)	**3,757**	**4,447**
Income from ordinary activities		**59,389**	**57,835**
Taxes on income and earnings	(18)	– 16,382	– 24,262
Other taxes	(18)	– 630	– 382
Consolidated net income		**42,377**	**33,191**
Share in profits/losses by other shareholders		442	– 45
Consolidated earnings		42,819	33,146
Profit carried forward from previous year		273	415
Transfer to other earnings reserves		– 21,824	– 19,136
Consolidated retained earnings		**21,268**	**14,425**

Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg as at 31 March 2002

Assets

EUR thou.		31.3.2002	31.3.2001
Fixed assets			
Intangible assets	(1)	16,399	15,210
Property, plant and equipment	(2)	72,417	72,408
Financial assets	(3)	3,978	16,567
		92,794	**104,185**
Current assets			
Inventories	(4)	44,848	36,337
Accounts receivable and other assets	(5)		
Trading accounts receivable		55,484	53,603
Accounts receivable from affiliated companies		3,734	2,852
Other assets		7,861	5,035
		67,079	**61,490**
Marketable securities	(6)	80,205	17,599
Liquid assets		27,027	56,967
		219,159	**172,393**
Deferred charges and prepaid expenses	(7)	**926**	**1,116**
		312,879	**277,694**

Equity and liabilities

EUR thou.		31.3.2002	31.3.2001
Shareholders' equity	(8)		
Subscribed capital		26,000	26,000
Capital surplus		73,147	73,147
Earnings reserves		94,656	66,911
Retained earnings		21,268	14,425
Other shareholders' equity		2,150	2,029
		217,221	**182,512**
Special items from investment subsidies	(9)	**2,299**	**2,200**
Provisions	(10)		
Provisions for pensions and similar obligations		11,236	10,878
Other provisions		33,975	42,576
		45,211	**53,454**
Liabilities	(11)		
Liabilities due to banks		22,897	15,315
Trade accounts payable		16,021	16,155
Notes		1,528	973
Accounts due to affiliated companies		364	950
Other liabilities		7,276	6,086
		48,086	**39,479**
Deferred expenses and accruals		**62**	**49**
		312,879	**277,694**

Profit and loss account

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2001 to 31 March 2002

EUR thou.		2001/02	2000/01
Sales	(12)	248,438	237,922
Change in inventory of finished products and work in process		2,612	– 1,332
Other own work capitalised		1,170	758
Other operating income	(13)	13,970	11,879
		266,190	**249,227**
Material costs			
a) Cost of raw materials, supplies and purchased goods		– 90,079	– 81,268
b) Cost for purchased services		– 8,309	– 6,424
Personnel expenses	(14)		
a) Wages and salaries		– 50,943	– 54,487
b) Social security, pensions and other benefit costs		– 10,067	– 10,203
Depreciation on intangible assets and plant and equipment	(15)	– 15,569	– 14,628
Other operating expenses	(16)	– 33,878	– 34,198
Profit before investment and financial result and taxes		**57,345**	**48,019**
Income from investments		68	–
Income from loans from financial assets		134	81
Other interest and similar income		4,424	5,551
Write-offs on security investments		– 159	– 374
Costs arising from acceptance of loss		– 3,458	–
Interest and similar expenses		– 1,179	– 1,658
Investment earnings and financial result	(17)	**– 170**	**3,600**
Income from ordinary activities		**57,175**	**51,619**
Taxes on income and earnings	(18)	– 14,938	– 23,456
Other taxes	(18)	– 248	– 144
Net income		**41,989**	**28,019**
Profit carried forward from previous year		273	415
Transfer to other earnings reserves		– 20,994	– 14,009
Retained earnings		**21,268**	**14,425**

Balance sheet

of BERU Aktiengesellschaft, Ludwigsburg as at 31 March 2002

Assets

EUR thou.		31.3.2002	31.3.2001
Fixed assets			
Intangible assets	(1)	6,495	7,832
Property, plant and equipment	(2)	41,536	44,999
Financial assets	(3)	41,631	49,006
		89,662	**101,837**
Current assets			
Inventories	(4)	24,103	19,783
Accounts receivable and other assets	(5)		
Trading accounts receivable		44,277	44,335
Accounts receivable from affiliated companies		15,184	12,096
Other assets		5,161	3,780
		64,622	**60,211**
Marketable securities	(6)	80,107	16,597
Liquid assets		19,057	50,255
		187,889	**146,846**
Deferred charges and prepaid expenses	(7)	**247**	**191**
		277,798	**248,874**

Equity and liabilities

EUR thou.		31.3.2002	31.3.2001
Shareholders' equity	(8)		
Subscribed capital		26,000	26,000
Capital surplus		73,147	73,147
Earnings reserves		80,727	54,733
Retained earnings		21,268	14,425
		201,142	**168,305**
Special items from investment subsidies	(9)	**798**	**653**
Provisions	(10)		
Provisions for pensions and similar obligations		10,734	10,383
Other provisions		30,892	40,111
		41,626	**50,494**
Liabilities	(11)		
Liabilities due to banks		15,801	13,807
Trade accounts payable		7,923	7,627
Accounts due to affiliated companies		5,902	5,160
Other liabilities		4,606	2,828
		34,232	**29,422**
		277,798	**248,874**

Common notes to the financial statements of BERU Aktiengesellschaft and the Group for the 2001/02 business year

The notes to the annual and consolidated financial statements of BERU AG as at 31 March 2002 are combined below.

General comments

The annual and consolidated financial statements of BERU AG have been prepared in accordance with the requirements of the German Commercial Code (HGB) Companies and the German Companies' Act. The cost summary method was used in the preparation of the profit and loss account.

In compliance with the legal requirements these notes contain essential disclosures and further comments on the items in the balance sheet and profit and loss account.

Consolidation scope

In accordance with § 313 Para. 2 of the Commercial Code a list of investment holdings as at 31 March 2002 is enclosed (Enclosure 1).

In addition to BERU AG the consolidation covers nine other companies. Seven of these were included together with their audited annual financial statements for which an unqualified auditor's certificate was awarded; an unqualified auditor's certificate is enclosed for the partially consolidated financial statements (interim financial statements) for two companies, with supplements, an accounting certificate for the annual financial statements of one company.

We have also included one company, IMPCO-BERU Technologies B.V., Rijswijk/ Netherlands, at equity in accordance with the book value method.

The following companies have been consolidated:

Domestic
BERU Electronics GmbH, Bretten
(with a plant in Tralee, County Kerry/Ireland)

Foreign
BERU S.A.S., La Ferté-Macé/France (formerly BERU Musorb S.A., Pantin/France)
B 80 S.r.l., Biassono/Italy
BERU S.A. de C.V., Civac-Jiutepec/Mexico
BERU Automotive Co. Ltd., Shihung-City/Korea
BERU Microelectrónica, S.A., Vitoria/Spain
REMIX Group Electronics Rt., Budapest/Hungary
BERU Korea Co. Ltd., Chungju-City, Korea (formerly Hyunil Electronics Co. Ltd.)
ZICA Holdings Limited, Diss/Great Britain (partially consolidated)
IMPCO-BERU Technologies B.V., Rijswijk/Netherlands (at equity)

The following companies were included in the consolidated financial statements for the first time: ZICA Holdings Limited, Diss/Great Britain together with its subsidiary F1 Harness Systems Limited, Diss/Great Britain (for the period from 1.8.01 to 31.3.02) and REMIX Group Electronics Rt., Budapest/Hungary (for the period from 1.1.01 to 31.12.01). The consolidated result takes into account shares of other shareholders. In the 2001/2002 business year the firm of BERU S.A.R.L., St. Germain in Laye/France, previously not consolidated, was taken over by BERU Musorb S.A., Pantin/France. The companies were then merged, the name of the company changed to BERU S.A.S. and the registered offices relocated to La Ferté-Macé/France.

It was decided not to include the remaining companies within the consolidated financial statements because these companies are of no material relevance for the purpose of assessing the Group's position from the asset, financial and results aspects.

The business year of the consolidated companies predominantly corresponds to the Group business year.

Principles of consolidation

The capital consolidation was performed in accordance with the book value method by charging the book value of the shares belonging to the parent company against the proportional amount attributable to the equity in the subsidiary at the time of acquisition or initial consolidation.

The following differences on the assets side were derived from the capital consolidation and equity consolidation:

EUR thou.	Acquisition costs	31.3.2002	31.3.2001
BERU Electronics GmbH	7	1	2
BERU S.A.S.	761	152	229
B 80 S.r.l.	6,879	2,520	3,208
BERU S.A. de C.V.	2,069	1,448	1,655
BERU Microelectrónica S.A.	748	505	579
BERU Korea Co., Ltd.	1,316	1,151	1,283
REMIX Group Electronics Rt.	222	201	–
ZICA Holdings Limited	2,229	2,081	–
Total capital consolidation	**14,231**	**8,059**	**6,956**
Equity consolidation	1,965	1,572	1,769

Hidden reserves and hidden charges did not have to be allocated. The differences are shown on the assets side as goodwill and written off over a period of ten years, affecting the current results, in compliance with § 309 Para. 1 (2) of the German Commercial Code (HGB).

The capital consolidation of BERU Automotive Co. Ltd., produced a difference on the debit side in the sum of EUR 88 thousand which was adjusted for the retained earnings.

The capital consolidation of BERU S.A.S. in conjunction with the merger with BERU S.A.R.L., produced a difference on the debit side to the sum of EUR 547 thousand which was also adjusted for the retained earnings.

Sales, expenses, revenues and income as well as receivables and liabilities between the consolidated companies were offset against each other. Assets created internally within the Group were eliminated as part of the adjustment to the interim results. Interim results for accounts payable between consolidated companies did not have to be eliminated due to their marginal nature. Currency differences arising from the debt consolidation were balanced against consolidated earnings reserves without affecting the result.

Accruals for deferred taxes on the credit side as well as deferred taxes were not applied to quasi-permanent differences in the results within the scope of the Group-wide valuation. Accruals for deferred taxes were carried out as part of the elimination of the interim results; no accruals were applied for deferred taxes arising from further consolidation measures.

Currency conversion

In the individual statements, assets and liabilities in foreign currency are valued at the exchange rate on the date the accounts were prepared. Losses resulting from currency fluctuations have been accounted for through revaluations as at the balance sheet date.

All balance sheet items in the individual financial statements of the foreign companies have been included in the consolidated statements as at the Group balance sheet date. The items in the profit and loss account were converted using an average exchange rate valid for the respective period, the exchange rate differences resulting from the differing conversion of the balance sheet and profit and loss items were allocated to "other operating income" or "other operating expenses", affecting overall profits. Any differences arising from the currency conversion of shares in equity capital which are not attributable to the current annual result were entered as items not affecting profits by offsetting them against the consolidated earned surplus.

Accounting and valuation principles

The procedures used for valuation within BERU AG and the Group conformed with the current regulations for finance corporations. Valuation differences, in the AG and the Group, result solely from the valuation of inventories by the Lifo method used in the AG being eliminated in the preparation of the Group accounts. All other valuation options have been utilised in the same way in the Group as they were in the individual company accounts.

Acquired intangible assets have been entered at their acquisition costs and subject to scheduled depreciation over a period of three to ten years. Goodwill shown on the assets side in the individual company accounts is subject to scheduled depreciation over 15 years in accordance with the tax regulations and goodwill shown on the assets side in partially consolidated financial statements, over ten years.

Tangible assets have been entered at their acquisition or production cost and, in the case of assets subject to obsolescence or wear, an amount deducted for scheduled digressive or straight-line depreciation. As planned, we switch from the digressive to the straight-line method of depreciation if the even distribution of the residual book value over the remaining useful life produces higher write-off amounts. As a result of the legislation on tax reduction the digressive depreciation was limited to twice the linear depreciation rate and to a maximum of 20 % of the respective book value with effect from 1 January 2001 for acquired or manufactured economic goods. Up to 31 December 2000 the digressive depreciation was a maximum of three times the linear depreciation rate and a maximum of 30 % of the respective book value. For additions in the first half of the year the annual depreciation is applied in full, for additions during the second half, at half the annual depreciation. Depreciation on buildings and real estate was calculated on the basis of a useful life of up to 50 years. The useful life of plant and machinery is between four and ten years, that of other equipment, factory and office equipment is between two and 20 years. Low-value items were completely written off immediately and shown in the analysis of fixed assets as retirements in the year of purchase.

Interests in affiliated companies and investments were basically valued at acquisition cost, if necessary after deduction of depreciation at the lower attributable value.

Security investments and other loans have been valued at the cost of acquisition or the lower attributable value.

Inventories have been valued at acquisition or production cost or the lower value as at the balance sheet date. In addition to direct costs, production costs include manufacturing and material overheads including depreciation, as well as an appropriate share of the administration costs. The lower cost or market principle has been applied. The differences in valuation as a result of the Lifo valuation method used by the AG have been eliminated in the Group.

Recognisable individual risks in connection with trade receivables have been taken into consideration by means of value adjustments. A general allowance takes appropriate account of the general credit risk.

All remaining assets are shown at their nominal values.

Pension liabilities have been calculated based upon the actuarial principles of fractional values, using an interest rate of 6 %. The mortality tables ("Richttafeln 1998") of Dr Klaus Heubeck were used as a basis for actuarial calculation.

Other accruals take into account all recognisable risks and liabilities.

Liabilities have been fundamentally calculated at their payback value.

Notes to balance sheet items

Fixed assets

The development of the historical acquisition costs and accumulated depreciation of each asset item is shown in the analysis of fixed assets (Enclosures 2 and 3 to these notes).

(1) Intangible assets

	Group		AG	
EUR thou.	31.3.2002	31.3.2001	31.3.2002	31.3.2001
Industrial and similar rights	4,787	5,645	5,841	7,111
Goodwill	11,612	9,565	654	721
	16,399	**15,210**	**6,495**	**7,832**

The Group's intangible assets include goodwill accruing from the initial consolidation which has not been offset against the net assets. Goodwill is subject to scheduled depreciation over a period of ten years.

(2) Tangible assets

	Group		AG	
EUR thou.	31.3.2002	31.3.2001	31.3.2002	31.3.2001
Land and buildings including buildings on third-party land	33,063	31,230	17,616	18,186
Technical equipment and machinery	24,992	27,794	14,466	17,515
Other equipment, fixtures and fittings	12,005	10,932	7,728	7,602
Payments on account, plant and machinery under construction	2,357	2,452	1,726	1,696
	72,417	**72,408**	**41,536**	**44,999**

(3) Financial assets

	Group		AG	
EUR thou.	31.3.2002	31.3.2001	31.3.2002	31.3.2001
Shares in affiliated companies	582	787	34,418	30,705
Loans to affiliated companies	825	378	3,613	1,477
Shares in associated companies	1,942	1,547	–	–
Investments	500	13,713	3,539	16,752
Security investments	19	18	–	–
Other loans	110	124	61	72
	3,978	**16,567**	**41,631**	**49,006**

In the 2001/2002 business year 70.0 % of the shares were acquired in ZICA Holdings Limited, Diss/Great Britain and 75.1 % in REMIX Group Electronics Rt., Budapest/Hungary.

(4) Inventories

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Raw materials and supplies	18,633	14,745	6,600	5,978
Work-in-process	11,716	9,261	7,774	5,691
Finished goods	14,419	12,021	9,729	8,114
Payments on account	80	310	–	–
	44,848	**36,337**	**24,103**	**19,783**
Differences in valuation as a result of the elimination of the AG's Lifo valuation method for the Group accounts	2,707	2,265		

(5) Accounts receivables and other assets

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Trading accounts receivable	55,484	53,603	44,277	44,335
Accounts receivable from affiliated companies	3,734	2,852	15,184	12,096
Other assets	7,861	5,035	5,161	3,780
	67,079	**61,490**	**64,622**	**60,211**

Of the other assets, the AG has EUR 58 thousand due more than one year and the Group EUR 75 thousand.

(6) Marketable securities

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Shares and investment shares	13,756	4,762	13,756	4,762
Own shares	–	1,662	–	1,662
Other securities	66,449	11,175	66,351	10,173
	80,205	**17,599**	**80,107**	**16,597**

In the year under review depreciation of EUR 159 thousand and an additional amount of EUR 70 thousand were applied at the lower stock market price as at the balance sheet date.

Own shares developed as follows:

Date of sale	Quantity	Average purchase/ sale price	Share of equity capital %	Share of equity capital EUR
Carried forward	52,051	31.93	0.52	135,332.60
Dec. 01/Jan. 02	– 52,051	54.04	– 0.52	– 135,332.60
	–		–	–

The income from the disposal totalled EUR 1,151 thousand and was used to strengthen the operating capital.

(7) Prepaid expenses

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Discount	–	59	–	–
Miscellaneous	926	1,057	247	191
	926	**1,116**	**247**	**191**

The Group "Miscellaneous" item includes deferred taxes on the credit side in accordance with § 306 HGB to the sum of EUR 598 thousand.

(8) Development of subscribed capital

The subscribed capital (equity capital) of the AG remained unchanged at EUR 26,000,000.00 and comprises 10,000,000 shares without a par value.

In accordance with § 4 Para. 3 of the Articles of Incorporation the management is empowered, with the consent of the Supervisory Board, to increase the nominal capital of the company by up to a total of EUR 5,112,918.81 on or before 28 February 2002 by one or more issues of ordinary shares in return for cash deposit or deposit in kind (authorised capital). The company did not exercise this option.

BERU AG

EUR thou.	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Retained earnings	Equity capital
As at 1.4.2001	26,000	73,147	1,662	53,071	14,425	168,305
Resolutions of the AGM:						
Distribution	–	–	–	–	– 9,152	– 9,152
Transfer of earnings reserves	–	–	–	5,000	– 5,000	–
Net earnings	–	–	–	–	41,989	41,989
Transfer to earnings reserves and other transfers	–	–	– 1,662	22,656	– 20,994	–
As at 31.3.2002	**26,000**	**73,147**	**–**	**80,727**	**21,268**	**201,142**

BERU Group

EUR thou.	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Retained earnings	Shares held by other shareholders	Equity capital
As at 1.4.2001	26,000	73,147	1,662	65,249	14,425	2,029	182,512
Resolution of the AGM:							
Distribution	–	–	–	–	– 9,152	–	– 9,152
Transfer of earnings reserves	–	–	–	5,000	– 5,000	–	–
Capital consolidation	–	–	–	547	–	492	1,039
Change in currency equalisation item	–	–	–	374	–	71	445
Net earnings	–	–	–	–	42,819	– 442	42,377
Transfer to earnings reserves and other transfers	–	–	– 1,662	23,486	– 21,824	–	–
As at 31.3.2002	**26,000**	**73,147**	**–**	**94,656**	**21,268**	**2,150**	**217,221**

(9) Specials items from investment subsidies

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Special balance sheet items resulting from investment subsidies	2,299	2,200	798	653

The special balance sheet items resulting from investment subsidies in the AG include the subsidies for investments in the Neuhaus-Schierschnitz plant which were granted by the Free State of Thuringia within the scope of the common task (GA) "Improvement in the Regional Economic Infrastructure" as well as the European Fund for Regional Development (EFRE). The subsidies granted were shown in a separate debit item in compliance with § 265 Para. 5 (2) HGB. Their release will take place in parallel with the depreciation calculated on the subsidised fixed assets.

Subsidies to the Irish plant of BERU Electronics GmbH, Bretten and the Spanish subsidiary BERU Microelectrónica, S.A. are also shown in the Group. As an incentive to investment, the Irish government grants subsidies of between 35 % and 55 % of the acquisition costs for certain new fixed assets. In the event of the plant being closed down within the subsequent 11 years, a proportional amount of the subsidy must be repaid. This liability for repayment therefore decreases by 10 % annually. The Spanish government and the Basque regional government also grant subsidies as an incentive for investment in fixed assets under a number of programmes which frequently change. Subsidies received are shown on the debit side and released in accordance with the useful life of the subsidised asset.

(10) Provisions

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Provisions for pensions	11,236	10,878	10,734	10,383
Tax accruals	1,425	3,424	286	2,270
Other provisions and accrued liabilities	32,550	39,152	30,606	37,841
	45,211	**53,454**	**41,626**	**50,494**

Within the tax accruals of the Group EUR 1,139 thousand are for foreign taxes on income. The Group tax accruals include deferred taxes to the sum of EUR 410 thousand.

The composition of the AG's other provisions and accrued liabilities is summarised below:

EUR thou.	31.3.2002	31.3.2001
Incidental personnel costs (including jubilees)	11,226	11,998
Warrantees	9,163	13,537
Anticipated losses arising from pending transactions	6,232	6,416
Structural improvement measures	650	1,949
Miscellaneous	3,335	3,941
	30,606	**37,841**

(11) Liabilities

The liabilities have the following residual terms (figures for 31 March 2001 in brackets):

EUR thou.	Group < 1 year	Group 1–5 years	Group > 5 years	AG < 1 year	AG 1–5 years	AG > 5 years
Liabilities to banks	9,067 (2,050)	9,950 (7,949)	3,880 (5,316)	2,640 (1,478)	9,281 (7,600)	3,880 (4,729)
Trade accounts payable	16,021 (16,155)	– (–)	– (–)	7,923 (7,627)	– (–)	– (–)
Notes payable	1,528 (973)	– (–)	– (–)	– (–)	– (–)	– (–)
Accounts payable to affiliated companies	364 (950)	– (–)	– (–)	5,902 (5,160)	– (–)	– (–)
Other liabilities	7,098 (5,777)	123 (257)	55 (52)	4,551 (2,781)	– (–)	55 (47)
	34,078 **(25,905)**	**10,073** **(8,206)**	**3,935** **(5,368)**	**21,016** **(17,046)**	**9,281** **(7,600)**	**3,935** **(4,776)**

Liabilities to banks are secured in the AG by liens on real estate for a nominal amount of EUR 9,203 thousand (previous year EUR 9,203 thousand).

Other liabilities include:

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Liabilities for taxes	1,315	1,215	832	920
Liabilities for social security	2,134	1,652	1,302	1,269

Contingent liabilities and other financial commitments

The main contingent liabilities and other financial commitments comprise the following:

EUR thou.	Group 31.3.2002	Group 31.3.2001	AG 31.3.2002	AG 31.3.2001
Bill commitments	572	2,206	74	804
Order commitments	3,901	3,773	2,372	2,577
Other financial commitments	7,477	11,744	5,922	10,326

Claims from contingent liabilities were not effected.

The other financial commitments relate to two skeleton agreements for cooperation in the storage, commissioning, processing and despatch of raw materials and work in process as well as BERU products, including minimum purchase commitments to two suppliers. This item also includes contingent liabilities associated with the acquisition of a consolidated company, including a sale option granted to minority shareholders.

There are also rental and leasing contracts in force for copying and fax machines, motor vehicles and various warehouses, although, seen as a whole, these are only of secondary importance for the financial position of the AG.

The other financial commitments of the remaining companies included in the consolidated financial statements are primarily derived from rental and leasing contracts for office and production buildings as well as from leasing contracts motor vehicles and office equipment.

Notes on the profit and loss account

(12) Sales

	Group		AG	
EUR thou.	2001/02	2000/01	2001/02	2000/01
Analysis by geographically defined markets				
Germany	116,731	121,357	108,383	110,718
Other European countries	121,417	105,397	109,722	95,817
Other countries	64,914	49,780	30,333	31,387
	303,062	**276,534**	**248,438**	**237,922**
Analysis by areas of activity				
Diesel cold-start systems	158,406	150,494	146,290	138,682
Ignition technology	92,388	89,215	74,126	77,103
Electronics and sensor technology	52,268	36,825	28,022	22,137
	303,062	**276,534**	**248,438**	**237,922**

(13) Other operating income

	Group		AG	
EUR thou.	2001/02	2000/01	2001/02	2000/01
Accounting profits from disposal of fixed assets	191	149	95	127
Income from bad debts written off and from reversal of allowances	99	318	93	242
Income from reversal of accruals	5,775	4,892	5,717	4,868
Other items relating to prior years	–	36	–	–
Income from release of special reserves from investment subsidies	803	869	230	190
Regular operating income	1,669	3,722	1,523	4,042
Income from sale of IMPCO/ Stoneridge shares	4,594	–	4,594	–
Income from sale of own shares	1,151	–	1,151	–
Exchange rate gains	1,055	2,796	567	2,410
	15,337	**12,782**	**13,970**	**11,879**

(14) Personnel expenses

The number of personnel employed on average in the year was:

	Group		AG	
	2001/02	2000/01	2001/02	2000/01
Industrial employees	1,221	1,214	731	764
Salaried employees	781	703	450	456
	2,002	**1,917**	**1,181**	**1,220**

NB: The number of employees at each of the balance sheet dates, including employees in training, without converting part-time employees to full-time employees, was:

	Group		AG	
	2001/02	2000/01	2001/02	2000/01
Industrial employees	1,380	1,320	760	792
Salaried employees	876	775	485	465
	2,256	**2,095**	**1,245**	**1,257**

Provision for pensions and assistance/support comprise the following:

	Group		AG	
EUR thou.	2001/02	2000/01	2001/02	2000/01
Expenses	1,689	1,552	972	1,116

(15) Depreciation

Depreciation calculated on intangible assets and tangible assets includes:

	Group		AG	
EUR thou.	2001/02	2000/01	2001/02	2000/01
Depreciation on goodwill				
from the initial consolidation	1,349	1,098	–	–
from the equity valuation	197	196	–	–
in the individual financial statement	196	86	68	68
	1,742	**1,380**	**68**	**68**

(16) Other operating expenses

	Group		AG	
EUR thou.	2001/02	2000/01	2001/02	2000/01
Operating expenses	17,762	17,824	11,623	12,935
Administrative expenses	9,734	7,644	6,624	5,795
Sales and distribution expenses	19,162	18,007	15,610	15,462
Prior period expenses (accounting loss on disposal of assets)	292	36	21	6
	46,950	**43,511**	**33,878**	**34,198**

(17) Investment earnings and financial result

Investment earnings

The investment earnings comprise the following:

EUR thou.	Group 2001/02	Group 2000/01	AG 2001/02	AG 2000/01
Income from associated companies	395	473	–	–
Income from investments	68	–	68	–
Losses arising from a profit and loss transfer agreement	–	–	– 3,458	–
	463	**473**	**– 3,390**	**–**

Financial result

The financial result comprises the following:

EUR thou.	Group 2001/02	Group 2000/01	AG 2001/02	AG 2000/01
Income from loans included in financial assets	67	49	134	81
(of which to affiliated companies)	(33)	(16)	(130)	(77)
Other interest and similar income	4,720	5,907	4,424	5,551
(of which from affiliated companies)	(–)	(–)	(22)	(–)
Write-offs of marketable securities	– 159	– 374	– 159	– 374
Interest and similar expenses	– 1,334	– 1,608	– 1,179	– 1,658
(of which to affiliated companies)	(– 2)	(– 28)	(– 205)	(– 197)
	3,294	**3,974**	**3,220**	**3,600**

(18) Tax expenses

Taxes on income and earnings

EUR thou.	Group 2001/02	Group 2000/01	AG 2001/02	AG 2000/01
Expenses				
Regular expenses	17,934	24,107	16,451	23,297
relating to other periods	71	1,156	70	1,156
Income				
relating to other periods	– 1,623	– 1,001	– 1,583	– 997
	16,382	**24,262**	**14,938**	**23,456**

Other taxes

EUR thou.	Group 2001/02	Group 2000/01	AG 2001/02	AG 2000/01
Expenses				
Regular expenses	576	382	194	144
relating to other periods	54	–	54	–
	630	**382**	**248**	**144**

Result of tax-related measures

EUR thou.	AG 2001/02	AG 2000/01
Reduced depreciation due to tax-related special depreciation pursuant to the Development Area Act in previous years	468	468
Reduced depreciation due to tax-related special depreciation pursuant to § 6b Income Tax Act in previous years	115	115
	583	**583**
Increase in tax burden for AG and the Group	233	312

(19) Cash flow statements

Cash flow statement of BERU Aktiengesellschaft

EUR thou.	2001/02	2000/01
Net income	41,989	28,019
Depreciation on intangible fixed assets and tangible assets	15,569	14,628
Increase in accruals	– 8,868	– 6,927
Other expenses/income not affecting cash flow	8	184
Profit arising from disposal of intangible fixed assets and tangible assets	– 3,965	– 121
Profit arising from disposal of marketable securities	– 1,854	–
Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities	– 8,936	– 12,106
Increase in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities	2,816	1,811
Cash flow from current business activity	**36,759**	**25,488**
Deposits arising from the disposal of fixed assets	180	444
Payments for investments in fixed assets	– 10,308	– 18,040
Deposits arising from the disposal of intangible assets	–	60
Payments for investments in intangible assets	– 567	– 2,294
Deposits from investment subsidies granted	375	405
Deposits arising from disposal of financial assets	8,381	282
Payments for investments in financial assets	– 6,073	– 4,344
Payments arising from financial assets within the framework of the temporary financial management	5,049	–
Deposits arising from financial assets within the framework of the temporary financial management	– 1,591	– 3,653
Cash flow from investment activity	**– 4,554**	**– 27,140**
Payments for dividends	– 9,152	– 9,675
Deposits arising from taking-up finance credit	3,363	1,750
Payments arising from finance credit amortisation payments	– 1,369	– 1,056
Cash flow arising from financing activity	**– 7,158**	**– 8,981**
Changes in funds affecting cash flow	25,047	– 10,633
Changes in funds not affecting cash flow	– 67	– 98
Total funds at the beginning of the period	60,428	71,159
Total funds at the end of the period	**85,408**	**60,428**

Additional information:

Composition of the funds:		
Liquid assets	19,057	50,255
Fixed interest securities	66,351	10,173
	85,408	**60,428**
Payments for interests	1,154	1,474
Payments for taxes on income	16,474	24,577

Cash flow statement of the Group

EUR thou.	2001/02	2000/01
Net income	42,377	33,191
Depreciation on intangible fixed assets and tangible assets	22,443	20,175
Increase in accruals	– 3,916	– 4,283
Other expenses/income not affecting cash flow	– 4,787	– 3,412
Result arising from disposal of intangible fixed assets and tangible assets	– 3,790	– 113
Profit arising from the disposal of marketable securities	– 1,854	–
Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities	– 10,218	– 11,832
Decrease (previous year increase) in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities	– 3,046	5,864
Cash flow from current business activity	**37,209**	**39,590**
Deposits arising from disposal of fixed assets	1,610	767
Payments for investments in fixed assets	– 16,996	– 33,010
Deposits arising from the disposal of intangible assets	–	60
Payments for investments in intangible assets	– 803	– 747
Deposits arising from investment subsidies granted	453	405
Deposits arising from the disposal of financial assets	8,347	41
Payments for investments in financial assets	– 622	– 708
Payments for the acquisitions of consolidated companies	– 3,601	– 996
Deposits arising from financial assets within the framework of the temporary financial management	5,964	–
Payments arising from financial assets within the framework of the temporary financial management	– 1,591	– 4,160
Cash flow from investment activity	**– 7,239**	**– 38,348**
Payments for dividends	– 9,152	– 9,675
Deposits arising from taking-up finance credit	7,492	1,754
Payments arising from finance credit amortisation payments	– 2,217	– 1,056
Cash flow from financing activity	**– 3,877**	**– 8,977**
Changes in funds affecting cash flow	26,093	– 7,735
Changes in funds not affecting cash flow	10	– 104
Changes in funds resulting from consolidated companies	135	–
Total funds at the beginning of the period	67,140	74,979
Total funds at the end of the period	**93,378**	**67,140**

Additional information on the cash flow account:

Composition of the financial funds:		
Liquid assets	27,027	56,967
Fixed interest securities owned by BERU AG	66,351	10,173
	93,378	**67,140**
Payments for interests	1,289	1,593
Payments for taxes on income	17,703	26,125
Transfer of the financial resource fund to the balance sheet:		
Fixed interest securities owned by BERU AG	66,351	10,173
Shares and other marketable securities	13,854	7,426
Marketable securities in the consolidated balance sheet	80,205	17,599
Information on the acquisition of consolidated companies:		
Total purchase prices	3,675	3,379
Funds acquired	– 74	– 2,383
	3,601	**996**

The definition of the financial resource fund was changed. The definition that applied up to the previous year covered the liquid assets and marketable securities shown in the balance sheet. Under the new definition the financial resource fund covers the liquid assets and fixed interest securities of BERU AG. The figures for the previous year were adjusted accordingly.

The change in the definition has the following consequences for the previous year's figures: reduction in the financial resource fund (beginning of the period EUR 3,542 thousand, end of the period EUR 7,426 thousand); reduction of EUR 4,160 thousand in the cash flow from the investment activity.

(20) Segment reporting

By distribution channel

Group 2001/2002 (figures as at 31 March 2001 in brackets):

EUR thou.	Original equipment	Aftermarket	General industry	Transf./ cons.	Total
Sales revenues	186,462	92,613	23,987	–	303,062
	(185,286)	(75,216)	(16,029)	(–)	(276,534)
EBIT	32,721	18,832	- 3,054	7,133	55,632
	(34,481)	(15,963)	(295)	(2,649)	(53,388)
Assets	105,157	66,154	20,727	120,841	312,879
	(110,187)	(53,837)	(13,812)	(99,858)	(277,694)
Liabilities	38,035	21,683	7,278	28,662	95,658
	(42,741)	(18,811)	(7,618)	(26,012)	(95,182)
Investments	9,595	5,434	2,770	622	18,421
	(21,176)	(9,575)	(3,006)	(708)	(34,465)
Depreciation	11,828	7,317	1,753	1,545	22,443
	(12,007)	(5,732)	(1,142)	(1,294)	(20,175)

Regional analysis by distribution channel

EUR thou.	Germany	Other European countries	North America	Asia	Other countries	Total
Sales						
2001/02						
OEM	71,253	69,470	20,965	23,801	976	186,465
Aftermarket	32,868	44,943	9,502	2,462	2,836	92,611
General industry	12,610	7,004	1,181	2,758	433	23,986
Total	**116,731**	**121,417**	**31,648**	**29,021**	**4,245**	**303,062**
2000/01						
OEM	83,399	66,216	23,531	11,137	1,006	185,289
Aftermarket	27,350	35,369	6,823	1,515	4,159	75,216
General industry	10,608	3,812	67	640	902	16,029
Total	**121,357**	**105,397**	**30,421**	**13,292**	**6,067**	**276,534**
Assets						
2001/02						
OEM	89,025	5,803	2,789	7,540	–	105,157
Aftermarket	41,230	21,356	3,219	349	–	66,154
General industry	5,590	14,365	–	772	–	20,727
Total	**135,845**	**41,524**	**6,008**	**8,661**	**–**	**192,038**
2000/01						
OEM	90,741	9,610	2,331	7,505	–	110,187
Aftermarket	33,350	17,739	2,334	414	–	53,837
General industry	9,025	4,056	–	731	–	13,812
Total	**133,116**	**31,405**	**4,665**	**8,650**	**–**	**177,836**
Investments						
2001/02						
OEM	8,305	418	201	671	–	9,595
Aftermarket	3,516	1,649	232	37	–	5,434
General industry	526	2,153	–	91	–	2,770
Total	**12,347**	**4,220**	**433**	**799**	**–**	**17,799**
2000/01						
OEM	17,782	2,917	184	293	–	21,176
Aftermarket	4,933	4,443	185	14	–	9,575
General industry	2,671	313	–	22	–	3,006
Total	**25,386**	**7,673**	**369**	**329**	**–**	**33,757**

The definition of segments by distribution channels reflects the structure used for the internal organisation and reporting. There are no sales between the segments. The segment details are based on the rules on the submission of accounts and basic principles of accounting and valuation as set out in these notes. The segment result is defined as the earnings before interest and tax

(EBIT). In the previous year's figures other provisions to the sum of EUR 7,536 thousand were also allocated to the segments to obtain a more accurate picture. The segment assets correspond to the assets excluding goodwill arising from the consolidation, financial assets, liquid assets and marketable securities. The segment liabilities do not include tax accruals, other provisions which cannot be assigned to a specific segment and liabilities to banks. Assets and liabilities used on a joint basis are divided between the segments within a company on the basis of the share of sales for the individual distribution channels.

Sales revenues with one client accounted for 10.2 % of total sales. These are recorded in the OEM and aftermarket segments.

The transfers and consolidations relate to:

EUR thou.	2001/02	2000/01
EBIT		
Total segment results	48,499	50,739
Income from the reversal of accruals	2,933	3,943
Income from the disposal of investments and marketable securities	5,745	–
Depreciation on goodwill arising from the consolidation	– 1,545	– 1,294
Group earnings before interest and tax	**55,632**	**53,388**
Assets		
Total segment assets	192,038	177,836
Marketable securities	80,205	17,599
Financial assets	3,978	16,567
Liquid assets	27,027	56,967
Goodwill arising from the consolidation	9,631	8,725
Group assets	**312,879**	**277,694**
Liabilities		
Total segment liabilities	66,996	69,170
Tax accruals	1,425	3,424
Other provisions	4,340	7,273
Liabilities to banks	22,897	15,315
Group liabilities	**95,658**	**95,182**
Investments		
Total segment investments	17,799	33,757
Additions for financial assets	622	708
Additions to Group tangible assets	**18,421**	**34,465**
Depreciation		
Total segment depreciation	20,898	18,881
Depreciation on goodwill arising from the consolidation	1,545	1,294
Depreciation on Group tangible assets	**22,443**	**20,175**

(21) Executive bodies of BERU Aktiengesellschaft

Supervisory Board

Dr Gerhard Wacker, Stuttgart
Corporate consultant, Chairman
- Chairman of the Supervisory Board of:
  Filterwerk Mann + Hummel GmbH, Ludwigsburg
  Mann + Hummel Holding GmbH, Ludwigsburg
  Müller Weingarten AG, Weingarten

Wolfram Ruprecht Birkel, Buxtehude
Business owner, Vice-President
- Chairman of the Supervisory Board of:
  atways AG, Hamburg

Marina Cee, Besigheim
Office employee (employee representative)

Bernd Immekamp, Ludwigsburg (since 29 August 2001)
Industrial employee (employee representative)

Prof. Dr Erich Killinger, Gaggenau (up to 20 September 2001)
Managing shareholder of Dambach Industrieanlagen GmbH, Gaggenau
- Chairman of the Supervisory Board of:
  Schoenbach AG, Hamburg
  Advisory Board of:
  Kapp GmbH, Coburg
  Fribad GmbH, Baden-Baden

Anton Schneider, Cologne (since 20 September 2001)
Business consultant
- Chairman of the Supervisory Board of:
  Honsel GmbH & Co. KG, Meschede
  Member of the Supervisory Board of:
  Andritz AG, Graz (Austria)
  Chairman of the Shareholders' Steering Committee of:
  MEC Holding GmbH, Kriftel

Winfried Witte, Stuttgart
Chairman of the Board of Management of Bosch Rexroth AG, Lohr
- Chairman of the Supervisory Board of:
  Bosch Rexroth Corp., Hoffmann Estates, IL, USA

Wolfgang Zorr, Asperg (up to 29 August 2001)
Electronics engineer (employee representative)

BERU shares owned by the Supervisory Board as at 31.3.2002: 1,003,730

Executive Board
Ulrich Ruetz, Ludwigsburg
Certified Engineer, Chairman
- Member of the Supervisory Board of:
  Grote & Hartmann GmbH, Wuppertal
  Progress-Werk Oberkirch AG, Oberkirch
  Wüstenrot & Württembergische AG, Stuttgart
- Chairman of the Advisory Board of:
  Weber-Hydraulik GmbH, Güglingen

Bernhard Herzig, Oberstenfeld
Certified Engineer

Dr rer. nat. Rainer Podeswa, Beilstein

BERU shares owned by the Executive Board as at 31.3.2002: 10

The remuneration packages of former members of the Managing Board amounted to a total of EUR 311 thousand As at 31 March 2002 pension accruals for this group of people, together with their surviving dependants, totalled EUR 3,120 thousand.

Remuneration for the members of the Executive Board amounted to EUR 3,069 thousand. The members of the Supervisory Board received a total of EUR 182 thousand in remuneration.

(22) Other information

Mrs Brita Meier-Birkel, Uitikon/Zurich, Switzerland informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 she was entitled to 7.85 % of the voting rights in our company which are accorded to her in accordance with § 22 Para. 1 (1) WpHG.

Meier-Birkel GmbH & Co. KG, Stuttgart, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 7.85 % of the voting rights in our company.

Mrs Ingelore Ruprecht, Ludwigsburg, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 she is entitled to 5.12 % of the voting rights in our company.

Mr Wolfram Birkel, Buxtehude, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 she is entitled to 10.03 % of the voting rights in our company.

Carlyle Europe Partners L. P. Guernsey, Channel Islands informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

Carlyle Group Industriebeteiligungs GmbH, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B01 Beteiligungs GmbH, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B02 Holdings GmbH & Co. KG, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B02 Industriebeteiligungs GmbH & Co. KG, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company.

(23) Proposal for utilisation of retained earnings

The Executive Board proposes to the Annual General Meeting that the retained earnings of BERU AG be utilised as follows:

EUR thou.	2001/02
Payment of a dividend of EUR 1.10 per non-par value share	11,000,000.00
Transfer to other earnings reserves	10,000,000.00
Carry forward to the new account	268,234.28
Retained earnings	**21,268,234.28**

Ludwigsburg, 28 May 2002

The Executive Board

Ulrich Ruetz　　Bernhard Herzig　　Dr Rainer Podeswa

Auditors' certificate

We have audited the financial statements and accounting records of BERU Aktiengesellschaft, Ludwigsburg as well as its consolidated financial statements and its report on the position of the company and the Group for the business year from 1 April 2001 to 31 March 2002. The company's Executive Board is responsible for preparing these documents in accordance with the provisions of German commercial law. Our task is to express an opinion, based on our audit, on the company's financial statements, its consolidated financial statements including the books and records and its report on the position of the company and the Group.

We have performed our audit of the company and consolidated financial statements in accordance with § 317 of the German Commercial Code, observing the auditing standards laid down by the Institute of German Certified Public Accountants (IDW). These require that the audit be planned and performed in such a way as to identify with sufficient reliability any inaccuracies and breaches which have a material effect on the presentation of the assets, liabilities, financial position and results as conveyed by the annual financial statements and consolidated financial statements, in compliance with the basic principles of proper accounting and by the report on the position of the company and the Group. When determining the audit activities, knowledge of the business activity as well as of the financial and legal environment of the company and the Group as well as the expectations of potential mistakes are taken into account. As part of the audit, the effectiveness of the internal system of controls relating to the submission of accounts as well as the documentary evidence supplied for the details in the accounts, financial statements of the company and the Group and in the report on the position of the company and the Group are primarily assessed on the basis of random samples. The audit covers the assessment of the basic principles of accounting and consolidation applied and the main assessments made by the legal representatives as well as the evaluation of the overall presentation of the company financial statements and consolidated financial statements as well as of the report on the situation of the company and the Group. We believe that our audit provides a sufficiently sound basis for our opinion.

Our audit did not give rise to any objections.

In our opinion, with due regard to the generally accepted accounting principles, the company financial statements and the consolidated financial statements give a true and fair picture of the assets, financial position and results of the company and the Group. Altogether, the report on the situation of the company and the Group gives a true picture of the position of the company and the Group, and accurately portrays the risks for future development.

Munich, 5 June 2002

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Wiegand	Dirscherl
Certified Auditor	Certified Auditor

Publication or reproduction of the company and/or consolidated financial statements and/or company management report and/or Group management report in a form which differs from the confirmed version (including translation into other languages) shall require a prior, new report from ourselves insofar as reference is made in this respect to our auditors' certificate or our audit; we refer in particular to § 328 of the German Commercial Code.

List of investment holdings

as per § 313 Para. 2 HGB

	Equity capital as at 31.3.2002		Percent	Net result	
	Local currency	EUR thou.[1]	%	Local currency	EUR thou.[1]
Shares in affiliated companies					
Companies included in the consolidated financial statements					
Domestic					
BERU Electronics GmbH, Bretten[2]		11,170	100		–
Foreign					
BERU S.A.S., La Ferté-Macé/France[3]		5,705	100		32
B 80 S.r.l., Biassono/Italy		5,577	100		472
BERU Automotive Co. Ltd., Seoul/Korea[4]			100		
BERU S.A. de C.V., Jiutepec, Estado de Morelos/Mexico[5]	T MXN 33,011	4,198	100	T MXN 5,584	710
BERU Microelectrónica, S.A., Vitoria/Spain (Simesa)		4,122	100		504
BERU Korea Co. Ltd., Chungju-City/Korea	T KRW 5,131,203	4,449	51	T KRW – 154,434	– 134
ZICA Holdings Limited, Diss/Great Britain[6, 13]	T GBP 795	1,282	70	T GBP – 758	– 1,237
F1 Harness Systems Ltd., Diss/Great Britain[6, 12]	T GBP – 80	– 131	100	T GBP 18	30
Remix Group Electronics Rt., Budapest/Hungary[5]	T HUF – 211,536	– 869	75.1	T HUF – 323,956	– 1,330
Companies not included in the consolidated financial statements					
Domestic					
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg		35	100		1
BERU-Eichenauer GmbH, Hatzenbühl		196	50		– 12
Foreign					
BERU Corporation, Vienna, Virginia/USA[7]	T USD 232	266	100	T USD 29	33
BERU Corporation, Tokyo/Japan	T YPN 28,466	247	100	T YPN 571	5
BERU Italia S.r.l., Cassina de Pecchi/Italy[7, 8]		64	100		4
BERU Diesel Start Systems Pvt. Ltd., Poona/India[7]	T INR 26,825	630	49	T INR 15,413	362
BERU S.p.r.l., Brussels/Belgium[7, 8]		4	100		4
Simesa Brasil Ltda., São Paulo/Brazil[5, 9]	T BRL – 106	– 50	100	T BRL – 7	– 3
Shares in associated companies and participations					
Companies in the Group valued as per the equity method					
Foreign					
IMPCO-BERU Technologies B.V., Rijswijk/Netherlands[10, 11]	T NLG 8,739	3,965	49	T NLG 1,774	805
Other participations					
Domestic					
TecCom GmbH, Munich[5]		17,333	1.7		– 8,388

1 Conversion at the official conversion rates or middle rates as at 31 March 2002
2 Profit transfer agreement with BERU AG
3 Merger between BERU Musorb S.A., Paris/France and BERU S.A.R.L., St. Germain en Laye/France
4 Use was made of the rule on exceptions in § 286 Para. 3 (1) No. 2 HGB
5 Equity capital and net result as at 31 December 2001 respectively
6 Equity capital and net result as at 31 July 2001 respectively
7 Equity capital and net result as at 31 March 2002 respectively
8 For corporate law reasons in the respective countries BERU Electronics GmbH owns minority holdings of 10 % (BERU Italia) and 1 % (BERU S.p.r.l.) respectively
9 The shares are held by BERU Microelectrónica, Vitoria/Spain.
10 Equity capital and net result as at 30 April 2001 respectively
11 The remaining shares are held by IMPCO Technologies Inc.
12 The shares are held by ZICA Holdings Ltd.
13 Partial consolidated financial statement (includes F1 Harness Systems Ltd.)

Development of fixed assets of the Group

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2001 to 31 March 2002

	Acquisition and manufacturing costs						
EUR thou.	Carried forward from 1.4.2001	Additions and entries due to change in scope of consolidation	Change in market rate	Additions	Write-ups	Transfers	Disposals due to change in the scope of consolidation
Intangible assets							
Industrial and similar rights	12,818	1	1	803	–	–	–
Goodwill	15,033	4,105	19	–	–	–	–
	27,851	**4,106**	**20**	**803**	**–**	**–**	**–**
Tangible assets							
Land and buildings	49,946	1,594	54	1,252	–	307	–
Technical equipment and machinery	109,492	1,101	108	7,447	–	1,562	–
Other equipment fixtures and fittings	40,295	2,239	94	5,809	–	302	–
Advance payments and plant and machinery under construction	2,452	–	1	2,488	–	– 2,171	–
	202,185	**4,934**	**257**	**16,996**	**–**	**–**	**–**
Financial assets							
Shares in affiliated companies	1,177	–	–	–	–	–	205
Loans to affiliated companies	378	–	–	613	–	–	–
Shares in associated companies	1,547	–	–	–	395	–	–
Participations	13,713	–	–	–	–	–	–
Security investments	18	–	–	1	–	–	–
Other loans	124	12	1	8	–	–	–
	16,957	**12**	**1**	**622**	**395**	**–**	**205**
	246,993	**9,052**	**278**	**18,421**	**395**	**–**	**205**

Enclosure 2

		Depreciation						Book value	
Disposals	Status on 31.3.2002	Carried forward from 1.4.2001	Additions due to change in the scope of consolidation	Change in market rate	Depreciation during the year	Disposals	Status on 31.3.2002	31.3.2001	31.3.2002
2	13,621	7,173	1	– 1	1,663	2	8,834	5,645	4,787
–	19,157	5,468	331	4	1,742	–	7,545	9,565	11,612
2	**32,778**	**12,641**	**332**	**3**	**3,405**	**2**	**16,379**	**15,210**	**16,399**
5	53,148	18,716	52	5	1,317	5	20,085	31,230	33,063
1,195	118,515	81,698	526	44	12,119	864	93,523	27,794	24,992
3,048	45,691	29,363	757	45	5,602	2,081	33,686	10,932	12,005
413	2,357	–	–	–	–	–	–	2,452	2,357
4,661	**219,711**	**129,777**	**1,335**	**94**	**19,038**	**2,950**	**147,294**	**72,408**	**72,417**
–	972	390	–	–	–	–	390	787	582
166	825	–	–	–	–	–	–	378	825
–	1,942	–	–	–	–	–	–	1,547	1,942
13,213	500	–	–	–	–	–	–	13,713	500
–	19	–	–	–	–	–	–	18	19
35	110	–	–	–	–	–	–	124	110
13,414	**4,368**	**390**	**–**	**–**	**–**	**–**	**390**	**16,567**	**3,978**
18,077	**256,857**	**142,808**	**1,667**	**97**	**22,443**	**2,952**	**164,063**	**104,185**	**92,794**

Development of fixed assets of the AG

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2001 to 31 March 2002

	Acquisition and manufacturing costs			
EUR thou.	Carried forward from 1.4.2001	Additions	Transfers	Disposals
Intangible assets				
Industrial and similar rights	13,941	567	–	–
Goodwill	1,022	–	–	–
	14,963	**567**	**–**	**–**
Tangible assets				
Land and buildings	35,499	222	–	–
Technical equipment and machinery	86,547	4,553	1,370	147
Other equipment, fixtures and fittings	33,137	3,973	160	1,258
Advance payments and plant and machinery under construction	1,696	1,560	– 1,530	–
	156,879	**10,308**	**–**	**1,405**
Financial assets				
Shares in affiliated companies	31,008	3,713	–	–
Loans to affiliated companies	1,477	2,360	–	224
Participations	16,752	–	–	13,213
Other loans	72	–	–	11
	49,309	**6,073**		**13,448**
	221,151	**16,948**	**–**	**14,853**

	Depreciation				Book value	
Status on 31.3.2002	Carried forward from 1.4.2001	Depreciation during the year	Disposals	Status on 31.3.2002	31.3.2001	31.3.2002
14,508	6,830	1,836	–	8,666	7,111	5,842
1,022	301	68	–	369	721	653
15,530	**7,131**	**1,904**	**–**	**9,035**	**7,832**	**6,495**
35,721	17,313	792	–	18,105	18,186	17,616
92,323	69,032	8,943	118	77,857	17,515	14,466
36,012	25,535	3,930	1,181	28,284	7,602	7,728
1,726	–	–	–	–	1,696	1,726
165,782	**111,880**	**13,665**	**1,299**	**124,246**	**44,999**	**41,536**
34,721	303	–	–	303	30,705	34,418
3,613	–	–	–	–	1,477	3,613
3,539	–	–	–	–	16,752	3,539
61	–	–	–	–	72	61
41,934	**303**	**–**	**–**	**303**	**49,006**	**41,631**
223,246	**119,314**	**15,569**	**1,299**	**133,584**	**101,837**	**89,662**

Adresses in Germany and abroad

Germany
BERU Aktiengesellschaft
Mörikestrasse 155
D-71636 Ludwigsburg
Phone: ++49-71 41-132 0
Fax: ++49-71 41-132 350

BERU Aktiengesellschaft
Werk Muggendorf
Am Bahnhof 3
D-91346 Wiesenttal
Phone: ++49-91 96-100
Fax: ++49-91 96-596

BERU Aktiengesellschaft
Werk Neuhaus
Industriestrasse 16
D-96524 Neuhaus-Schierschnitz
Phone: ++49-3 67 64-790 0
Fax: ++49-3 67 64-790 54

BERU Electronics GmbH
Gewerbestrasse 40
D-75015 Bretten
Phone: ++49-72 52-970 0
Fax: ++49-72 52-970 350

BERU-Eichenauer GmbH
Jahnstrasse 1
D-76870 Kandel
Phone: ++49-72 75-707 0
Fax: ++49-72 75-707 101

France
BERU S.A.S.
Route d'Argentan
F-61600 La Ferté-Macé
Phone: ++33-2 33-30 24 24
Fax: ++33-2 33-30 12 96
e-mail: sandrine.lequoy@beru.com

BERU S.A.S.
Parc Pereire
91, rue Pereire
F-78105 Saint Germain en Laye Cedex
Phone: ++33-1 39-21 92 22
Fax: ++33-1 39-21 10 77
e-mail: catherine.baillon@beru.com

Great Britain
ZICA Holding Ltd.
F1 Harness Systems Limited
Technical Centre, Owen Road
Diss, IP22 3ER
GB-Norfolk
Phone: ++44-1379-646 200
Fax: ++44-1379-646 900

Hungary
REMIX Group Electronics Rt.
Kossuth L. u. 77
H-6060 Tiszakécske
Phone: ++36-76-44 12 33
Fax: ++36-76-44 15 75

India
BERU Diesel Start Systems Pvt. Ltd.
46/2/1 B, Kaka Halwai Ind. Estate,
Poona Satara Road
Poona 411 009
Phone: ++91-20-422 63 00/63 02
Fax: ++91-20-422 63 97
e-mail: glowplug@vsnl.com

Ireland
BERU Electronics GmbH
Monavalley Industrial Estate
Tralee
County Kerry, Ireland
Phone: ++3 53-66-712 51 11
Fax: ++3 53-66-712 58 83

Italy
B 80 s.r.l.
Via dei Tigli, 21
I-20046 Biassono (MI)
Phone: ++39-0 39-24 80 11
Fax: ++39-0 39-24 80 123
e-mail: bbiadir@tin.it

Japan
BERU Japan Corporation
(8F) 1-10-18 Honcho
Kichijyoji
Musashino-shi
Tokyo 180
Phone: ++81-4 22-20 85 40
Fax: ++81-4 22-20 85 41
e-mail: berujp.mm@mx5.ttcn.ne.jp

Korea
BERU Automotive Co. Ltd.
3Ra-718, 1375 Jungwang-Dong
Shihung-City, Kyunggi-Do 429-450
Phone: ++82-31-498 84 00
Fax: ++82-31-433 91 11
e-mail: beruauto@hanmail.net

BERU Korea Co. Ltd.
248-69, Samchong-Ri Judok-Eup
Chungju-City, Choongchongbuk-Do
380-882
Phone: ++82-43-852 99 46
Fax: ++82-43-852 99 50
e-mail: webmaster@berukorea.co.kr

Mexico
BERU, S.A. de C.V.
Calle 9 Este No. 410
Civac-Jiutepec, Morelos
C.P. 62500
Phone: ++52-777-321 09 86
Fax: ++52-777-321 15 93
e-mail: alberto.chavez@beru.com.mx

Netherlands
IMPCO-BERU Technologies B.V.
Van Gijnstraat 10
NL-2288 GA Rijswijk
Phone: ++31-70-390 81 11
Fax: ++31-70-319 37 54

Singapore
BERU AG Singapore
Far East Asia Rep. Office
04-69 German Center
25 International Business Park
609916 Singapore
Phone: ++65-562 90 27
Fax: ++65-562 90 26
e-mail: lim_michael@beru.com.sg

Spain
BERU Microelectrónica S.A.
C/ Uritiasolo, 14
Pol. Ind. de Uritiasolo
E-01006 Vitoria
Phone: ++34-945-148 040
Fax: ++34-945-148 070
e-mail: mcantero@berumic.com

USA
BERU Corporation
1614 Mulford Street
Evanston, IL 60202
Phone: ++1-847-570 94 04
Fax: ++1-847-570 94 05
e-mail: svberu@attbi.com

BERU Corporation
39555 Orchard Hill Place, Suite 140
Novi, MI 48375-5374
Phone: ++1-248-5960 081
Fax: ++1-248-5960 083
e-mail: berucorp-vultoriusabac.com


8 %

[illegible] de for tradition and innovation. The company [illegible] great importance to research and development. With [illegible] averaging 8 % of sales, the company invests mark- [illegible] more in R&D than the sector average. The framework of [illegible] driven corporate culture led to the creation [illegible] of the successful ISS diesel instant start system [illegible] your diesel vehicle starts immediately [illegible] key start even at –25 °C.

expenditure of 7 to 8 % of sales compared with the rest of the sector the Group will also be able to maintain its speed of development in 2002/03. The aim of the management is to keep the period of existing products and systems in key technologies to below 4 years and to convert new developments into products for mass production with a short "time to market".

We cannot rule out the possibility of an increased burden on the operating result as the new products developed in electronics and sensor technology are just in the start-up phase and we are not yet in a position to cover the high development costs with the necessary sales revenues. However, we do anticipate being able to cover costs by no later than 2003/04.

The 2002/03 business year will be a key year both from the aspect of the acquisition policy as well as in carving out successful new niche areas in passenger car construction.

ation of the weak market well into the year 2003 cannot be ruled out. Past experience shows that a weak vehicle sector gives rise to increasing pressure on suppliers to reduce prices, which in turn might trigger falling profit margins.

On the costs side there are risks of excessive collective agreement settlements for wages and salaries which could have a negative effective on the ability to compete with international competitors in other countries.

Other imponderables include how purchase prices for necessary materials such as electronic components and modules as well as special steels, will develop.

The surprisingly sharp rise in the euro against the dollar over recent weeks – should this be sustained – will create increasing pressure on profits in the NAFTA region and in some Asiatic markets.

The management does not entirely rule out the possibility of new competitors taking up positions in the growing diesel segment. However, BERU AG's lead on the technology front, for example with the electronic diesel instant start, as well as the necessary investment and application and production know-how acquired over many years, represent major barriers to market entry.

In the aftermarket area there are identifiable risks as a result of obligations on the part of major manufacturing groups which will have a negative impact on SME aftermarket suppliers. This could conceivably lead to falling sales and pressure on prices – particularly in the domestic market. In the domestic aftermarket business there are also potential structural risks entailed in the fact that there are emerging signs of the AM wholesale business increasingly concentrating on just a few players. This will lead to a reduction in the number of BERU clients, their purchasing volumes being increased and greater difficulty in compensating for any lost orders.

By comparison with the previous year there has been a slight increase in the risk profile as a result of the addition of new technologies, the worldwide expansion of the business and the difficult market situation. Overall, however, the management of the company does not see any developments having a sustained negative effect on the assets, financial position and results of the Group.

The Group carries out active worldwide analyses of the market requirements and the requirements of the socio-economic environment. New requirements demanded of the company and its products in the market are quickly taken on board and converted into new developments.

The intensive cooperation with the development departments of the car industry ensures that there is good understanding of the requirements and that these are quickly converted into new products. With a far higher than average R&D

interest of its shareholders and consistently pursue the route required by the market and the clients even in times when the vehicle sector is experiencing periods of weakness.

The extremely low tax rate of 28.6 % will not be repeated in this form in 2002/03 as the result includes EUR 4.6 million of tax-free capital gain from the sale of shares in US companies. Despite further share sales in the 2002/03 business year we cannot expect the same scale as in the business year just past. The management anticipates a tax rate of between 35 % and 36 % for the 2002/03 business year, adjusted by the tax-lowering effect of additional income from the sale of shares.

It is impossible as yet to precisely forecast how costs will develop in every case. Following a strike which lasted a number of days the collective wage agreement pay award in the German metal and electronics industry led to an average rise in wages and salaries of approxemately 3.5 % for the year 2002. A further 3.1 % increase is due for the year 2003. The agreement that was reached will noticeably increase the share of personnel costs in the domestic market and impact fully on the personnel expenses. It is therefore the declared aim of the management to continue utilising all the freedom of movement for rationalisation and to relocate production capacities to lower-cost sites within the Group in order to maintain the Group share of personnel expenses.

Despite the recession in the national economies of the Western world there are no identifiable signs of a marked reduction in purchase prices. In fact in some individual cases we are seeing increases in the prices of products needed by BERU. As a result of a change in the product mix in favour of electronics we foresee increasing shares of material costs. The Group plans to maintain at least a constant share of costs for other operating expenses.

Risk management and hidden risks

The risk management system introduced on a Group level has proven to be a very accurate early warning system for providing the Group management with prompt notification of potential risks occurring on the market and on the client side as well as with regard to technological developments and emerging consumer trends. The BERU early warning system simultaneously supplies the management with the key decision-making parameters so it can take the most commercially-sensible course of action and without any delay with a view to imminent changes in the business environment.

For the 2002/03 business year the management sees one of the greatest imponderables as being the further development of the market. The automotive sector could slow down more sharply than is currently anticipated by market analysts and experts in the sector. Marked falls have taken place in some areas of the triad's passenger car and commercial vehicle production and the possibility of a continu-

IT-supported logistics system with direct links to the aftermarket sales organisation. With this centre the Group will be creating the conditions required for the expansion of sales in the European aftermarket business planned for the years ahead.

The planned level of capital expenditure for the 2002/03 business year, at around EUR 33 million, is significantly above the level for the previous year. This is reflected in a whole range of new start-ups for the passenger car industry, in particular, investment in the expansion of the production lines for electronic circuit-board printing, for the start-up manufacture of the PTC heater systems as well as for the control units of the diesel instant start system. In the business field of Ignition Technology the company is to construct an ultra modern ignition coil manufacturing plant for the planned start-ups by a French manufacturer. By contrast to the previous year the Group will be focusing the dominant share of the investment, approx. 75 %, on the domestic market. Around 25 % will go to the subsidiaries. The high level of investment will increase the depreciation on property, plant and equipment in the medium term.

The Group's acquisition strategy remains unchanged, although there has been a shift in the regional emphasis. Whilst the focus of the acquisition projects has so far been on the US American market, efforts will now be concentrated instead far more on the European region. The objectives remain the same: to expand the core business, incorporate additional products into the aftermarket portfolio and technological expansion in electronics and sensor technology. With more than EUR 100 million in liquid assets at its disposal, the company has the financial strength to also compete for larger acquisitions in an initial stage, without the need for borrowings or equity capital-related measures.

Following the unsatisfactory earnings development at some of the subsidiaries, the considerable restructuring and savings within the framework of the PAP (Productivity Action Plan) have already been driven forward in order to adapt the structures in 2002/03 to the changing markets, products and competitor situation. We anticipate that in 2002/03 virtually all subsidiaries will once again be able to contribute profits towards the consolidated result. The Budapest site in Hungary has been closed, the workforce halved and Tiszakécske expanded as the sole remaining production site. The Executive Board is also considering further concentrating the Group's production facilities in Europe and Asia in order to create more powerful and larger units within the production group. In this context, full use will be made of all the cost savings potential.

The strategic orientation being pursued by the Group, i.e. of focusing on the growth markets of diesel cold-start technology, safety technology and heater systems with the "Formula BERU = Diesel + Electronic", has already proven to be the right course for BERU as a niche specialist. This is further underlined by corresponding orders for the new products and a sustained high level of interest in the market. BERU AG will continue to drive forward the implementation of these targets in the

By contrast, strong growth rates are also anticipated in the 2002/03 business year for the new growth area of Electronics and Sensor technology. In addition to a further expansion in sales of tire pressure monitoring systems, the electronics business will also see sales growth. BERU AG plans sharp rises in sales of its tire pressure monitoring system in the medium term, even though the application of the US legislation (TREAD Act dated November 2001) for the compulsory introduction of tire pressure monitoring systems from the model year 2004 on by the competent authority, the NHTSA, has not yet been clearly defined both in terms of the technical requirements and the introduction scenario. BERU still expects to see increasing shares of equipment levels and series start-ups for this system in Europe, particularly amongst the German luxury car makers. In recent months we have seen the signs of an initial trend towards higher equipment rates. Sensor-based electronic tire pressure monitoring is also expected to be used widely in the US market, at least in the luxury and upper mid range category – as soon as the US legislation results in the system being implemented on a consistent basis. As far as the Group is concerned it continues to plan for sales of tire pressure monitoring systems above the three-figure million range from the 2004/05 business year on. Its introduction with Porsche and the Phaeton and Tuareg platform of the VW Group in conjunction with higher equipment rates and new start-ups at DaimlerChrysler and BMW will produce further increasing sales figures in the current year.

Whilst overall OEM sales, in other words sales with the motor vehicle industry, are only expected to produce limited increases, the Group Management expects the pleasing development in the aftermarket business to continue and further growth to be achieved. New international distribution concepts and additional aftermarket products will contribute towards the increase in sales.

The aftermarket sector in Germany is going through a period of stagnation and is also highly competitive, so BERU AG does not expect any growth despite the strong position in the domestic market. However, the export markets – primarily South-West Europe, Asia and the NAFTA market – provide good opportunities which the Group will consistently exploit.

In order to ensure a prompt and extensive supply service, a crucial factor in the aftermarket, BERU will be constructing a new logistics centre. This modern warehouse, which will be fully operated by a logistics partner for cost reasons, should be complete by autumn 2003. A total of EUR 10 million is being invested in this project. The warehouse will be constructed on land bordering the current factory site and the Group headquarters in Ludwigsburg. This investment, which was needed due to the termination of the rental agreement for an existing warehouse and will contribute towards savings in current logistics costs, will improve the efficient and modern handling of the aftermarket business thanks to a modern,

Outlook for the 2002/03 business year

As in the previous year the company will continue to invest heavily in R&D in the 2002/03 business year and in this context concentrate in particular on the Electronics and Sensor technology business area. The ISS diesel instant start, PTC internal heater and tire pressure monitoring system product groups are expected to make contributions to sales in three-figure millions from the 2004/05 business year and – albeit still from a low base – post significant increases in the new business year compared with the previous year. Existing long-term orders already ensure high growth rates in the future.

Nevertheless, sales volumes of these products in the 2002/03 business year will still be insufficient to cover the high costs for predevelopment, particularly at the Bretten site. This future-orientated investment in future products and sales will continue to place a burden on the consolidated operating margin. However, the burden of this investment is vital in order to guarantee the long-term organic growth potential of the Group.

The outlook for the worldwide automotive sector in the 2002 calendar year is very cautious. The first months in the West European passenger car market showed a 4.0 % fall in sales, a similar result is expected for the year as a whole. The US vehicle market is currently looking even weaker. From January to March this year sales of passenger cars and light vehicles were 4.6 % lower. The Asiatic part of the triad is becoming increasingly important for BERU. In Japan, the largest-volume market in the region, sales of passenger cars and light vehicles fell by 6.6 % in the first quarter of 2002 compared with the previous year. All in all the overall market development in the first months of the new year is less than satisfactory. Nevertheless, the BERU Group does not anticipate any fall in sales during the 2002/03 business year and plans to further expand sales through organic growth. In results terms the Group plans to post a profit before exceptionals, such as the sale of shares at least at the same level as in the previous year.

There are varying expectations in the Group's individual business areas. Despite the 4 % fall in passenger car sales in Western Europe during the first quarter the management anticipates an uninterrupted trend in the growth of diesel vehicle numbers. The DRI sales figures show that the percentage of diesel vehicles in Western Europe grew in the first months of the calendar year by at least 18 % to almost 40 %. Expanded market shares with individual clients and increasing volumes for the new ISS instant start systems should help this product area to develop in line with or slightly better than the market. For the year as a whole the management anticipates being able to increase the growth in diesel cold-start technology, already at a high level, by at least 4 to 5 %.

It's a different situation with ignition systems for petrol-driven engines. This area of business is being hit by the flat economic activity and compared with last year will at best stagnate, although the second half of the year should produce a stronger result than the first following new order start-ups, e.g. for ignition coils.

Corporate governance as a corporate principle

The public discussion on the establishment of a code of conduct for the corporate governance is broadly based. BERU AG welcomes these efforts as, in our opinion, they will lead to improved recognition of German companies in the international competition for capital and help to enhance Germany's position as a financial centre.

The principle and rules of corporate governance are firmly embedded in the corporate guidelines and management actions at BERU. The Group's strategic measures are developed in close cooperation with the Supervisory Board which makes a key contribution towards the continued development of the company on an added-value basis and guarantees effective controls not only of the aims that have been formulated but of the risks as well.

Investor confidence and acceptance on the international capital markets is one of the management's key concerns. The high proportion of international investors, which saw another increase this year – particularly within the Anglo-Saxon region – is proof that BERU attaches great importance to shareholder rights and has a sense of commitment to systematically increasing the corporate value, since corporate governance is incorporated not least as an integral part of the valuation of the company. A fact which the company management is not only aware of but also takes into active account through numerous roadshows and feedback opportunities for shareholders. This is also demonstrated by the inclusion of BERU shares in a number of ethical and sustainability funds which attach importance to the orientation of a company towards the needs of the environment and its employees when selecting their shares and which also apply good corporate control and management, as demonstrated in practice, as a selected criterion.


BERU AG
BERU redesigns its website

The guidelines of the corporate policy are maximum transparency and relevance in reporting as well as equal treatment for all shareholders. These principles simultaneously represent key elements of the company's investor relations programme and are regularly reviewed to determine whether these can be improved. Currently, for example, the BERU AG Internet site is being redesigned to further improve the range of information offered on key corporate data, technologies and the future development of the Group as well as opportunities for the individual shareholders to give their own feedback. For the very first time, for the 2001 Annual General Meeting, the company staged a comprehensive proxy voting campaign in order to involve the shareholders more extensively in the decisions of the AG and to increase their presence. BERU achieved the highest increase in shareholder presence amongst the DAX 100 companies with a rise of 10.5 percentage points to 78.1 % (67.6 %).

Once again this year the management has set itself the aim of further developing its corporate governance and implementing added-value in the interest of the shareholders over and beyond the statutory requirements and code of conduct provisions.

Consolidated balance sheet structure – assets

in percent


37.5
62.1
0.4
29.7
70.0
0.3
2000/01
2001/02

☐ Fixed assets

☐ Current assets

☐ Deferred charges and prepaid expenses

Consolidated balance sheet structure – equity and liabilities

in percent


65.7
0.8
19.3
14.2
69.4
0.8
14.4
15.4
2000/01
2001/02

☐ Equity capital

☐ *Special item from investment subsidies*

☐ Provisions

■ Liabilities

Double-figure growth in retained earnings

Recently, special attention has been given to the analysis of the assets situation and in this area in particular BERU AG can look back over a period of solid development which has also continued during this business year. The considerable expansion in the business has resulted in a 12.7 % increase in retained earnings to EUR 312.9 (277.7) million.

As a result of the partial sale of Impco Technologies shares and the transfer of the remaining shareholding to current security investments, financial assets fell by EUR 12.6 million. As a result, tangible assets were 10.9 % lower at EUR 92.8 (104.2) million.

The value of current security investments and liquid assets rose in total by EUR 32.6 million to EUR 107.2 (74.6) million. The high liquidity level provided the company with an excellent basis for its planned acquisitions. Investments and the expansion of the business were once again this year fully financed from the cash flow of the current business activity, as planned. Current assets increased in total from EUR 172.4 million to EUR 219.2 million. Inventories rose from EUR 36.3 million to EUR 44.8 million as a result of the widening of the consolidation scope and double-figure growth rates in the warehouse-intensive aftermarket business. Trade receivables increased by 3.5 % to EUR 55.5 (53.6) million.

Equity capital reported significant growth at 19.0 % to EUR 217.2 (182.5) million. Provisions fell to EUR 45.2 (53.4) million, accounting for 14.4 % of the balance sheet total as at the balance sheet date. They met the pension commitments and all identifiable risks and liabilities of the Group.

Liabilities increased by EUR 8.6 million primarily as the result of the take-up of long-term low interest loans by the AG and the take-up of short-term refinancing funds by subsidiaries. Total liabilities were EUR 48.1 (39.5) million or 15.4 % of the balance sheet total.

The gearing ratio (financial liabilities less current security investments and liquid assets as a ratio of the equity capital) is minus 38.8 % (32.5 %). The Group reported a further improvement in equity capital, based on the average equity capital available and which, at 20.9 %, once again exceeded the high level achieved in the previous year of 19.6 %.

Operational free cash flow doubled

BERU succeeded in more than doubling its operational free cash flow (consolidated net income plus depreciation plus additions to the long-term provisions, adjusted by exceptionals minus capex before disinvestments) to EUR 41.3 million compared with EUR 19.8 million in the previous year.

Derivation of the DVFA/SG earnings per share

EUR thou.	2001/02
Consolidated net income	42,377
Adjustments for deferred taxes	– 743
Result from disposal of investments	– 3,820
Result from sale of own shares (after tax)	– 675
Other adjustment items in the assets	– 354
Adjustment items in the liabilities	– 2,297
Effects of foreign currency conversion	– 12
DVFA/SG earnings for the Group	34,476
Third-party share	455
DVFA/SG earnings for shareholders of the parent company	**34,931**
DVFA/SG earnings per share (in EUR)	**3.51**

Cash earnings after DVFA/SG

EUR thou.	2001/02	2000/01[1]
Consolidated net income	42,377	33,191
Depreciation on intangible assets and plant and equipment	22,443	20,175
Additions to financial assets	– 395	0
Increase in long-term provisions	638	930
Income resulting from the release of investment subsidies on the debit side	– 354	– 328
Income from deferred taxes arising from consolidation measures	247	– 832
Other costs/income not affecting payments	– 4,285	– 2,252
Net cash flow	**60,671**	**50,884**
Adjustment for extraordinary costs/income	– 4,945	0
Cash earnings as per DVFA/SG	**55,726**	**50,884**

[1] The figures for the previous year were adjusted respectively to the new cash earnings calculation as per DVFA/SG

Income from ordinary activities

in EUR million


70
60
50
40
30
20
10
43.4
55.0[1]
57.8
59.4
98/99 99/00 00/01 01/02

Development of net income

in EUR million


45
40
35
30
25
20
15
10
5
19.1
28.4[1]
33.2
42.4
98/99 99/00 00/01 01/02

DVFA/SG earnings per share

in EUR


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2.03
2.95
3.25
3.51
98/99 99/00 00/01 01/02

[1] Excl. OPTEK sale

EUR 5.7 million capital gain from share sales

From sales of shares in the US companies Stoneridge Inc., Warren, USA and Impco Technologies Inc., Cerritos, USA, as well as of its own shares BERU reported a *capital gain of EUR 5.7 million, EUR 4.6 million of which were tax free and included* in other operating income. As a result of operating losses and structuring costs in the subsidiaries to the sum of EUR 4.0 million and the simultaneous high level of pre-expenses in development for the future, the Group operating margin fell by one percentage point to 18.3 % (19.3 %).

Operating result burdened by exceptionals

The operating result rose by 4.1 % from EUR 53.4 million to EUR 55.6 million. Adjusted by the share sales the Group posted an EBIT of EUR 49.9 (53.4) million, representing a margin of 16.5 %. Excluding the charges resulting from the initial or full inclusion of the subsidiaries within the Group's consolidated scope, the operating result would have been EUR 53.9 million.

Falling market interest rates prompted a 15.5 % fall in the financial and investment result to EUR 3.8 (4.4) million.

Pre-tax profit at record level

Pre-tax profit at EUR 59.4 (57.8) million was 2.7 % up on the previous year. Although pre-tax return fell from 20.9 % to 19.6 %, by international sector comparison the level achieved a continuing high result.

28 % growth in consolidated net income

As a result of the differing business year for the AG and its domestic subsidiaries the uniform rate of corporation tax at 25 % was applicable for the first time. In conjunction with the further improvement in the tax structure of the international production network and the tax free income from share sales, this led to a fall in the Group share of taxes to 28.6 (42.6) percentage points. Adjusted by this tax-free income the share of taxes would have been 2.4 percentage points higher at 31.0 %. The company increased its earnings after tax by 27.7 %. There was a sharp increase in the consolidated net income to EUR 42.4 million compared with EUR 33.2 million in the previous year.

Self-financing capability at record level: cash earnings up by 9 %

The DVFA/SG result, adjusted by exceptional and one-off expenses and income, rose from EUR 32.4 to 34.9 million. The earnings per share (in accordance with DVFA/SG) improved by 8.0 % to EUR 3.51 (3.25).

Once again this year the Group demonstrated its excellent self-financing capability by comparison with the sector on an international basis. The cash earnings (in accordance with DVFA/SG) rose by 9.4 % or EUR 4.8 million to EUR 55.7 (50.9) million.

Administration costs which rose by EUR 2.0 million to a total of EUR 9.7 (7.7) million are attributable to rising IT costs in the subsidiaries. The focus was on the introduction of SAP in order to standardise the IT structure throughout the Group. Since the consulting costs for planned M&A projects, which rose in comparison with the previous year, were also included in the administration costs, the share of costs rose to 3.2 % (2.8 %).

BERU AG and the subsidiaries made very efficient use of the sales and marketing expenses. These came in lower than anticipated despite the increases in sales achieved. Although sales expenses increased in absolute terms by EUR 1.2 million to EUR 19.2 (18.0) million, the share of consolidated sales fell from 6.5 % to 6.3 %.

Capex and depreciation

in EUR million


40
35
30
25
20
15
10
5
16.4
14.5
20.2
15.5
33.0
20.2
17.0
22.4
98/99
99/00
00/01
01/02

☐ Investment in property, plant and equipment

☐ Depreciation

Cash flow-oriented cutback on investment in property, plant and equipment

After the higher than average investment in property, plant and equipment in the previous year totalling EUR 33.0 million, the capex in 2001/02 was lower. In order to expand the international market leader position in the field of Diesel cold-start Technology and to strengthen the new pillar in electronics, BERU invested a total of EUR 17.0 (33.0) million in property, plant and equipment in the AG and the subsidiaries. Most of the investment went into the expansion of the production facilities for the new diesel instant start systems, the tire pressure monitoring at the electronics site in Bretten, Germany and into the initial expansion of the PTC heater production. At the Muggendorf plant BERU expanded the final assembly capacities for tire pressure monitoring systems and improved the workflow in the production process through extensive automation.

At the Chungju-City site in Korea the Group constructed a new ignition coil casting plant so it could increase supplies of ignition system products for petrol-driven engines to the Asiatic markets as planned. In addition, BERU expanded its hybrid production facility in Vitoria, Spain.

In 2001/02 the Group did not fully reach the original target of investing EUR 20.0 million in property, plant and equipment. The remaining EUR 3.0 million will be used in the new business year, this will accordingly result in higher investment in property, plant and equipment. In addition to the EUR 17.0 million for the expansion of the fleet of machinery and plant, the Group invested EUR 0.8 (0.7) million in intangible assets. EUR 0.6 (0.7) million went into financial assets. Overall capital expenditure came to EUR 18.4 million. Nevertheless, depreciation in the Group rose by 11.4 % to EUR 22.4 (20.2) million, reflecting the high level of additions to assets in the 2nd half of the previous year.

in the development area, which rose to 181 (171), reflects the dynamics of the development activities. The Group expensed a total of EUR 23.7 (22.1) million. At 7.8 % (8.0 %) of consolidated sales BERU has once again invested clearly more in the future in the AG and the subsidiaries than the sector average, and this will be continued in future at a similar level.

Slight fall in the share of personnel expenses

Despite the high level of personnel expenses, particularly at BERU Electronics GmbH, there was a slight fall in personnel expenses as a percentage of sales at 28.9 % (29.5 %). The collective wage agreement pay increase agreed in 2000 in Germany led to a 2.1 % rise in wages and salaries in early 2001 (a total of 2.5 % taking into account the costs arising from the age-related part-time agreement). In France salaries rose at a disproportionately high level as the standard working week was reduced from 39 hour to 35 hours. High increases were also recorded at the Tralee site in Ireland. At EUR 87.6 (81.7) million personnel expenses increased by 7.2 %, essentially parallel to the number of employees in the Group which rose from 2,095 to 2,256. As at the balance sheet qualifying date the Group employed 1,301 personnel in the domestic market and 955 in the international susidiaries. There was a fall in the number of employees in the subsidiaries in Mexico, Ireland and Korea compared with the previous year. As in the previous year BERU AG enabled the employees to participate in the success of the company, setting aside EUR 1.6 million for the profit-sharing model.

Growth in electronics brings rise in share of material costs

By contrast, there was a disproportionately high increase in the Group's material costs. The sharp rise in sales of electronics contributed towards this as did the inclusion of the BERU Korea subsidiary within the consolidated scope. The deployment of materials in this company was 82.2 %. This effect alone caused the share of material costs to rise by more than two percentage points.

On the purchasing side only limited benefits could be drawn from slackening economic activity. The slowdown in business activity normally results in lower purchasing prices. However, the level of prices for the raw materials and components purchased in the Group produced hardly any improvement as the suppliers temporarily shut down overcapacities for the specialist steels and electronic components needed by BERU in order to counter the anticipated downward pressure on prices. Total cost of materials came to EUR 110.8 (92.6) million. Material costs as a percentage of sales rose by 3.1 percentage points to 36.6 % (33.5 %).

Other operating expenses (operating, administration and sales costs) totalled EUR 47.0 (43.5) million, rising by 8.1 %, a lower than proportional rate to the increases in Group sales.

Operating expenses, at EUR 18.1 million compared with EUR 17.8 million in the previous year, remained virtually constant. The share of consolidated sales fell from 6.4 % in the previous year to 6.0 %.

Result burdened by initial consolidation of subsidiaries

The initial respectively full consolidation of the subsidiaries REMIX and F1 Harness Systems in the business year just past, as well as the restructuring costs at the Korean subsidiary BERU Korea Co. Ltd., Chungju-City and for the merger of the French subsidiaries BERU S.a.r.l., Saint Germain and BERU Musorb S.A., La Ferté-Macé to form BERU S.A.S., La Ferté-Macé produced a EUR 4.0 million charge against the result in the fourth quarter. F1 Harness Systems in particular remained well below expectations. Demand at the beginning of the racing season, normally strong for seasonal-related reasons, turned out very weak as a result of cutbacks amongst key motor racing clients. Product start-up costs added to this problem. With the launch of the electronic tire pressure monitoring with other motor sports operators as well as the anticipated expansion of the client base, the management expects higher sales and a turnaround in profits this year.

Income from exchange rate gains

The exchange rate parities for the foreign currencies relevant to the Group, in particular the US dollar, the Japanese yen, the Korean won and the Mexican peso, for the most part increased against the euro in the business year. This enabled the company to generate exchange rate gains of EUR 1.1 million.

"Formula BERU = Diesel + Electronics" opens up great potential for the future

At the same time the company is continuing its high-level product offensive in automotive electronics. BERU AG has geared itself consistently towards its "Diesel + Electronics" strategy. The expressed aim of the company was and remains to position itself amongst the top three manufacturers worldwide in the defined technology niche markets. The Group has clearly achieved this objective in diesel cold-start technology, tire pressure monitoring and PTC heater systems. The Executive Board underlined this strategy with the clear target of achieving massive expansion in electronics and sensor technology as a business field and in this context to make allowance, if necessary, for the fact that the Group operating result will be temporarily burdened by high levels of expenditure on development. In the 2001/02 business year the Group took further successful steps along this route. Sales in Electronics and Sensor technology posted the highest growth rates within the Group, winning major orders running through to the calendar years 2002 to 2004, achieving the targeted positions in the market. This will, on the one hand, ensure high levels of organic growth rates in sales over the coming years, but on the other hand, will require high levels of expenditure in R&D – particularly at the BERU Electronics GmbH site in Bretten, Germany. In the business year just past the company invested heavily to the tune of EUR 8.5 million in the expansion of the development activities in Electronics and Sensor technology, in particular for the tire pressure monitoring systems, diesel instant-start system and PTC heater sectors. The sales generated with these product groups have not yet covered the costs and burdened the result accordingly. The number of highly qualified employees

In France, the previous sales company for the aftermarket, BERU S.a.r.l., Saint Germain merged with BERU Musorb S.A., Pantin, which focuses on the manufacture of ignition cables and cable sets for the entire BERU Group. The aim of the merger was to manage both companies more efficiently and reduce costs. The 2001/02 business year was marked by expenditure on rationalisation, the result of that produced only a balanced result overall. The company management anticipates that considerable cost advantages will be able to be achieved in the coming years with the new overall organization.

In May 2001, 75.1 % of the shares were acquired in the Hungarian firm of REMIX Group Electronics Rt., Budapest, with locations in Budapest and Tiszakécske. The BERU Group will use the low-cost location in Eastern Europe to prepare for the major alignment of the Group's product programme towards electronics and the planned high growth in this area. The relocation to Hungary of the electronics production of the manufacture site in Viernheim, Germany which has now closed, has already been completed. In future, other highly labour-intensive products will be relocated to Hungary on a targeted basis. In the 2001/02 business year REMIX was affected by major restructuring measures which placed a burden on the result. Apart from the costs for the reduction in personnel numbers and the relocation of production, start-up losses were also incurred in the launch of new electronic products. As part of the PAP (Productivity Action Plan) for the subsidiaries, the two companies have since been combined at the more efficient production site in Tiszakécske. The Budapest site has been closed, the number of employees reduced to 50 % of the original workforce. The expansion of the product programme and increased unit quantities should lead to a rapid improvement in the earnings power here.

In February this year BERU AG acquired 70.0 % of the shares in Zica Holdings Ltd., Diss, Great Britain and its 100 % subsidiary F1 Harness Systems Ltd. The company is one of the leading suppliers to the motor racing industry, in particular for Formula 1 but also for the WRC and CART series. In addition to complex cable harness and traction control systems F1 offers electronic measurement systems and engineering services. The BERU Group will also use F1 as a technology development and transfer centre and adapt the electronic tire pressure monitoring system for use in motor racing. BERU plans to expand the business to other racing series and has already started with the introduction of a telemetric tire pressure monitoring system for the motor racing teams. This will require considerable investment in development. The lower than anticipated sales development in the fourth quarter led to a negative contribution to the results.

existing vehicle park become older, consequently increasing the demand in the aftermarket. The Group's trading side, which recorded a clear disproportionately high increase of 23.1 %, drew a sustainable benefit from this environment. After reporting sales of EUR 75.2 million in the previous year, this year the aftermarket business posted worldwide sales of EUR 92.6 million. Sales in the aftermarket exceeded the 30.0 % share of sales for the first time, increasing to 30.6 % (27.2 %). Once again, the domestic aftermarket business reported virtually no growth. By contrast, exports reported excellent development as a result of the increased sales and marketing activities which were aimed at the international markets.

Sales by area of activity

2001/02 in percent[1]


7.9 (5.8)
General industrial area
61.5 (67.0)
Original equipment
30.6 (27.2)
Aftermarket

[1] Last year's figures in parentheses

The OEM business generated a 0.6 % increase in sales compared with the previous year, to EUR 186.5 million. At 61.5 % (67.0 %) of sales, business with the vehicle manufacturers remained the Group's most important area of activity.

In the general industrial product sales area – where BERU primarily supplies products for the oil and gas burner industry as well as electronic assemblies and control units for industrial electronics, the Group succeeded in achieving the planned rates of increase and boosted sales by 50.0 % to EUR 24.0 (16.0) million. The company secured significant market shares amongst the heating manufacturers with newly developed ignition systems for these applications. The BERU AG management anticipates further growth in this market and also expects to see a positive development in demand in the years ahead. This sales area already accounted for a 7.9 % share of sales in the business year.

Mixed picture amongst the subsidiaries

For the most part, the subsidiaries of BERU AG were able to continue the good sales figures and profit situation achieved in the previous year. However, some of the companies did not meet expectations.

The Irish plant in Tralee, forming part of BERU Electronics GmbH, increased sales by a disproportionately high level as compared to the Group's organic growth rate and proved its importance as a production location for glow plugs. The result improved parallel to the development in sales.

The Italian company B 80 s.r.l., Biassono, Italy which primarily manufactures glow plugs for the aftermarket, was able to post a slight improvement in sales. The operational result was in line with the planned figures. The Spanish-based BERU Microelectrónica S.A., Vitoria asserted itself in a difficult market environment but was unable to repeat the high level achieved last year.

The second Korean subsidiary BERU Automotive Co. Ltd. in Chungju-City, Korea, which serves the Asiatic diesel market, developed in line with expectations as did the Indian joint venture BERU Diesel Start Systems Pvt. Ltd., recording a satisfactory result. BERU S.A. de C.V., Civac-Jiutepec, Mexico recorded a particularly pleasing contribution: in the fiercely competitive NAFTA market the Mexican subsidiary achieved increasing sales with its main clients, Nissan, GM and the VW Group and a sharp improvement in the result compared with the previous year.

Western Europe continued unabated. The start-up of series production for the ISS 2000 diesel instant start system has taken place for most BMW models and is setting the standard for improving emission levels and the start response on diesel engines. BERU anticipates further start-ups in the OEM business during the current business year.



Spark plug for automotive applications (left), industrial glow plugs for gas-powered engines

Growth in Ignition Technology through acquisitions

Sales of ignition systems for petrol-driven engines rose by 3.6 % to EUR 92.4 (89.2) million, driven by acquisitions. The main contributor to this increase was the Korean subsidiary BERU Korea Ltd. whose sales are predominantly generated in the ignition systems business field and which was included in the consolidated scope for the year as a whole for the first time. Weak car production in Europe, particularly in Germany, and the end of an order from the VW Group for ignition coils led to a 7.0 % fall in sales during the fourth quarter. In the second half of 2002 new start-up orders from a French manufacturer for the production of new types of high-performance rod ignition coils will compensate for these lost sales. In addition, the significant increases in unit volumes for diesel-driven passenger cars have led to a weak market for passenger cars with petrol-driven engines. The strong growth in aftermarket business, which is primarily being driven by ignition systems, had a positive effect. The overall contribution towards consolidated sales by the Ignition Technology business weakened from 32.3 % to 30.5 %.

Sales by business area

2001/02 in percent[1]


17.2 (13.3)
Electronics and Sensor Technology
52.3 (54.4)
Diesel cold-start Technology
30.5 (32.3)
Ignition Technology

[1] Last year's figures in parentheses

Development of Electronics and Sensor technology right on schedule

As in the previous year the Group's newest business field, Electronics and Sensor technology, reported the strongest growth and confirmed the Group's highly promising orientation towards the corporate strategy of "Diesel + Electronics". Sales in this field increased by 42.1 % to EUR 52.3 (36.8) million. F1 Harness Systems Ltd. made a contribution of EUR 6.2 million. BERU was able to increase sales of its electronic tire pressure monitoring systems by 59.7 % to EUR 10.7 (6.7) million. The main reasons for this were the new vehicle platform start-ups in Europe and marked increases in the equipment rates in the luxury class ranges offered by German manufacturers. The company succeeded in winning another major order for the newly developed PTC systems (Positive Temperature Coefficient). Starting in the second half of 2003 BERU will be equipping the new Ford Focus platform with electronic interior heater systems. Following the start-up BERU will be supplying more than 450,000 systems a year for this platform. From the end of 2002 BERU will be equipping the diesel models of the largest car platform in Europe, the Golf platform of the VW Group, with the high-performance ceramic heater registers including electronic control.

Aftermarket business flourishing in weak markets

The positive trend in the aftermarket business once again confirmed that BERU AG was right to base its business model on a combination of original equipment and aftermarket in order to even out cyclical fluctuations. During times of weak economic activity in the sector falling numbers of new car registrations mean that the

EUR 6.9 million contribution towards sales. BERU Korea Co. Ltd., Chungju-City, South Korea (formerly Hyunil Electronics Co., Ltd., Chungju-City, Korea) posted sales of EUR 20.5 million. Consolidated sales recorded a double-figure increase of 10.6 %, reaching EUR 308.1 (278.6) million.

Sales by region

2001/02 in percent[1]


10.4 (11.0) North America
11.0 (7.0) Rest of World
38.5 (43.9) Germany
40.1 (38.1) Rest of Europe

[1] Last year's figures in parentheses

Group's increasingly international structure

BERU has taken another step forward in its aim to reduce the dependency upon the German sales market. The Group generated the majority of its sales in the international markets. Although Germany still represents the most important individual market, with a 38.5 % share of sales, the international business now accounts for almost two thirds of the sales volume at 61.5 % (56.1 %). The other European countries in particular were able to increase their share of sales to 40.1 % (38.1 %).

Strong growth in Asia

In Asia the Group handled orders to the value of EUR 29.0 (13.3) million. The collaboration with Japanese and Indian manufacturers in particular was strengthened and sales expanded. This enabled BERU to double the share of consolidated sales to 9.6 % (4.8 %). The Korean subsidiary BERU Korea Co., Ltd. also made its first contribution towards the increase in sales for the full 12-month period. In November 2000 BERU AG had taken a 51 % stake in the firm which was then trading as Hyunil Electronics Co., Ltd. The company primarily manufactures ignition coils and electronic products for the vehicle industry. BERU is currently in the process of restructuring the subsidiary and realigning the production programme. The restructuring which began at the end of 2001 encompasses a substantial reduction in personnel, investment in plant and equipment for new production systems as well as the replacement of the operational management. BERU Korea will increasingly incorporate new technologies and products into its portfolio and utilise the synergy effects created from being part of the BERU Group in both the research and development area as well as for product developments.

Despite the sharp fall in passenger car production figures in the North American vehicle market, the NAFTA region, with 10.4% (11.0 %), has proven to be an important pillar of the Group business.

Sales increased in all business fields

In the core business field of diesel cold-start technology for diesel engines, sales rose by 5.2 % to EUR 158.4 (150.5) million. As a result of the fall in sales of water glow plugs for non-motor applications, growth was slightly below the 6 % increase in worldwide diesel engine production. This is an area in which BERU made a conscious decision to avoid potential low-margin sales as the water heaters are currently being replaced by PTC air heaters. BERU AG has already won two major orders to manufacture electronic PTC heater systems. Development in the worldwide business of diesel cold-start systems in the light vehicle area was also weak. The Asiatic and North American diesel market was down whilst the diesel boom in

Joint Management Report of BERU Aktiengesellschaft and the Group for the 2001/02 business year

This year BERU AG again continued to pursue its strategy of combining the company's traditional electromechanical products, from the glow plug for diesel engines through to the ignition electrode in the gas burner industry, with intelligent electronic controls and sensors. These modules and systems, such as the PTC heater, the diesel instant start system and the electronic tire pressure monitoring system will form the foundation for the Group's growth in sales and income over the years ahead. During the course of this business year the Group has made the necessary pre-investment in the development technology required for this purpose yet nevertheless has significantly increased the consolidated net income and free cash flow available for distribution.

Sales revenues

in EUR million


350
300
250
200
150
100
50
217.9
248.0
276.5
303.1
98/99
99/00
00/01
01/02

Sales exceed EUR 300 million for the first time

In the 2001/02 business year the Group posted new records in the development of both sales as well as results. Although there was a noticeable slowdown in economic activity on the worldwide automotive markets the Group generated sales of more than EUR 300 million for the very first time. In 2001 the number of new passenger cars registrations worldwide fell by 1.1 % to 36.9 million vehicles. There was also caution amongst buyers in the German domestic market. New registrations fell by 1.1 % to 3.3 million vehicles. In the last quarter of our business year the German market collapsed: new registrations were 4 % down. This market weakness had a simultaneous knock-on effect on production: from January to March 2002 the number of passenger cars leaving the production lines of the German manufacturers was down 14 % on the previous year. BERU AG was able to not only offset but in fact more than compensate for this negative trend through the continuing high growth in the number of passenger cars fitted with diesel engines.

Group sales increased by 9.6 % to EUR 303.1 (276.5) million. This growth was primarily achieved through the Group's subsidiaries. The initial respectively full consolidation of the subsidiaries REMIX Group Electronics Rt., Budapest and Tiszakécske, Hungary as well as ZICA Holdings Ltd., Diss, Great Britain as the holding company of F1 Harness Systems Ltd., Diss, Great Britain made a

All the forecast data and information contained under the heading Outlook and other parts of the Management Report is based on information and details available to BERU at the time of going to press. The actual sales and income figures of BERU AG can be influenced by a range of factors such as e.g. economic development, fluctuations in exchange rates, the development in interest rates, increased competition, changing technologies and a lack of willingness on the part of customers to make buying decisions. Should a number of these imponderables and developments arise, this might make assumptions and plans unrealisable and the planning results could be affected. BERU AG bases its forecasts on the information that was available at the time these forecasts were produced.

Opportunity for diesel in North America

An anticipated increase in diesel also offers BERU the opportunity to carve out a significant market position for itself in the USA over the longer term.

There is an increasing acceptance of diesel vehicles in the USA which will offer the opportunity for growth in this segment in the future. Diesel's share in the USA is currently at the level that applied in Europe in the mid 70s, however new developments in the USA point to a possible shift in the trend: large corporations such as DaimlerChrysler, GM, Bosch, Delphi and others have set up a "Diesel Forum" in order to raise the profile of diesel in the USA. The Volkswagen Group began campaigns for its diesel-powered vehicles and Mercedes-Benz plans to introduce the new E-Class of diesel engine into the USA. All these factors together show that in the medium term the USA will develop into a diesel country. The 10.5 % rise in petrol prices in the USA in April 2002 is one reason why consumers are increasingly searching for lower-cost alternatives. In addition, the US legislative authorities have passed a law which requires a marked reduction in the sulphur content of diesel fuel by 2005, this should also enable diesel to significantly increase its market share in the USA for the first time.

Opportunities for the aftermarket

The OEM business is suffering in particular from the significant cutbacks in production in the USA and the increasingly weak environment in the European sector. When manufacturers produce fewer vehicles there is an increase in the demand for individual parts. By combining the aftermarket business with the OEM business, BERU has a business model that provides a sensible combination and compensates for cyclical fluctuations as far as possible because as existing vehicles age there is more need for repairs. This increases the sales in the aftermarket business. In the 2001/02 business year the Group generated 30.6 % of its consolidated sales in the aftermarket area.

Innovative automotive suppliers gaining ground

Technological changes are increasingly leading to major restructuring within the automotive industry. The HypoVereinsbank and Mercer Management Consulting predict in a study published in 2001 that by 2010, 2,000 of the 5,500 suppliers worldwide will have been forced out of the market.

Suppliers are taking on more and more extensive research and development tasks. In this area BERU occupies profitable niches with its three core business areas of diesel cold-start technology, ignition systems for petrol engines and electronics/ sensor technology. By focusing in particular on the one hand, on the expanding diesel market, which also promises high growth potential for the future and on the other hand, on the aftermarket business which ideally complements BERU's OEM business, BERU will continue to further expand its market position in technology niches through its structure, even in continuing difficult market conditions.

diesel engine. France also saw a continuation of the diesel trend which has been sustained over a number of years, with diesel accounting for a 56.2 % market share in 2001. The shift in the trend towards diesel, which began in Great Britain in 2000, also continued in 2001 as illustrated by the 3.7 percentage point increase in the diesel share of the market, to 17.8 %. One of the reasons for the rise of diesel in Great Britain, in addition to technological innovations, is a tax situation which has been improved for diesel vehicles.

Diesel's share of new vehicle registrations in Germany

in percent


40
35
30
25
20
15
10
5
17.6
22.4
30.4
34.6
1998
1999
2000
2001

Boost to the image in Germany

The main impetus on the German passenger car market during 2001 came from the diesel market. The reasons are self-evident: a sharp rise in fuel prices, new injection technologies, fuel consumption up to 25 % lower by comparison with petrol engines and more driving enjoyment through more powerful engines are providing a boost for the image of diesel and consequently the demand for diesel. However, the number of engine versions offered is also helping to boost the image of diesel engines which are now being increasingly used in the luxury range. The number of new diesel car registrations rose in 2001 by 12.6 % to 1.2 million vehicles whilst the number of overall new registrations fell by 1.1 %. The production of diesel powered cars increased in 2001 at a higher than average rate of 13 % to 2.0 million units – a record. Diesel-powered vehicles consequently increased their share of the overall passenger car production to 38.2 %, just ten years ago it was only 15.2 %.

BERU was able to derive sustainable benefit from the trend towards diesel and further expand its strong position. This area reported a further 5.2 % increase in sales, generating over 50 % of the earnings. As a result of the fall in sales of water glow plugs for non-engine applications, growth in this business field remained slightly below the 6 % growth in diesel engine production. Nevertheless, in this year more than one in every two euros earned by BERU came from the core business of diesel cold-start technology.

The diesel boom in Europe continues: forecast growth to 2006[2]


in millions
in %
8
7
6
5
4
3
2
1
50
45
40
35
30
25
20
15
96
98
00
02[1]
04[1]
06[1]
New registrations in millions
Market shares in %

[1] Forcast growth
[2] Source: AID, Diesel Car Prospects to 2006

Boom in diesel forecast to continue

Experts also anticipate dramatic growth in diesel-powered passenger vehicles for the years ahead. Whilst diesel currently holds a 36.0 % share in the western european new car market by 2006 the market research institute AID[2] (Automotive Industry Data) expects this to rise to 47 %.

J.D. Power-LMC forecasts an even higher level of growth in Western Europe, with diesel's share clearly exceeding 50 % in the year 2007. This dynamism can be demonstrated by markedly higher fuel prices, lower fuel consumption for diesel than with petrol-driven engines and increasingly powerful engines. However, greater importance is also being attached to the environmental aspect because as a self-igniting engine, diesel uses up to 35 % less fuel than petrol engines and consequently significantly reduces CO_2 emissions.

just under 50.8 %. The light truck sector was one of those to suffer from the dramatic developments in the USA. Sales of medium and heavy trucks reported a real collapse of 24 %.

Split development in Western Europe

The development of the vehicle industry in Western Europe during 2001, the most important individual market for BERU, showed a mixed picture. The commercial vehicle segment recorded a weaker development than in 2000 whilst the number of new passenger car registrations increased by almost 1 % to 14.8 million cars. There was also a slight increase in passenger car production. The British passenger car market reported the best development in Europe during 2001 with sales up by 11 %, replacing Italy as the second largest individual market.

Despite an uneven trend in Western Europe and the difficult overall economic situation in 2001, BERU achieved a 15.2 % growth in sales in Europe as a whole (excl. Germany) to EUR 121.4 million.

Germany: recovery taking its time

Contrary to other forecasts, the recovery in German vehicles sales in 2001 is taking its time. New passenger car registrations (3,341,718) were 1.1 % down on the previous year. The worldwide economic trend and consumer scepticism were the reasons for the renewed fall. The "car spring" was also slow to emerge during the first quarter of 2002. There were 3.3 % fewer new vehicles on Germany's roads during the first quarter of 2002. On the other hand, German manufacturers increased in 2001 their export business and strengthened Germany's position as the third largest passenger car manufacturing country with 5.7 million vehicles produced, ahead of France and South Korea.

With its strategy of "Formula BERU = Diesel + Electronics", as a niche provider BERU was able to assert its position in a market environment that experienced some difficult times. Despite the poor sales figures BERU demonstrated its strength in the 2001/02 business year by recording a 9.6 % growth in sales to EUR 303.1 million.

Development of diesel's share of new vehicle registrations

in percent


70
60
50
40
30
20
10
44.1
49.0
56.2
13.8
14.1
17.8
53.4
55.9
62.2
France
Great Britain
Benelux countries

□ 1999 □ 2000 □ 2001

Diesel boom in Western Europe continues in the new millennium

Western Europe also recorded a significant increase in diesel's share of new car registrations in the year 2001. In this context, diesel-powered cars are benefiting from the onward march of ultra modern engine technology and fuel consumption up to 35 % lower by comparison with petrol engines. Whilst diesel's share of the market in 2000 stood at 32.1 %, in 2001 this was increased by 3.9 percentage points to 36.0. Western Europe represents the most important diesel market in the world, accounting for an approx. 85 % share of the world market.

Austria led the field in Western Europe, with diesel taking a 65.7 % market share in that country. Almost two thirds of new vehicles delivered are now fitted with a

Growth in niche markets

Lower dynamics of the global economy in 2001 – slow recovery

By comparison with the previous year there was a marked fall in the pace of growth in the global economy in 2001. Whilst growth in the gross domestic product in 2000 was 4.1 % in real terms, in the previous year this rate was just 1.1 %. The triad markets of the USA, Japan and Western Europe suffered a temporary period of recession. During the course of the year the fall in oil prices and lower interest rates led to an improvement in the overall economic environment, however the terrorist attacks of 11 September caused a postponement of the recovery and exacerbated the situation.

In spring 2001 the US economy slid from a slowdown, brought about by a marked reduction in investment, into a temporary recession. However, GDP showed only a temporary fall and in the fourth quarter of 2001 there was evidence of a return to an increase in overall economic production which was driven by an unexpectedly strong expansion in private consumption. Overall growth in US GDP in real terms was 1.2 %, averaged out on an annual basis.

The gross domestic product within the euro region increased in 2001 by 1.5 % in real terms compared with the previous year, although this shrank slightly in the fourth quarter in view of a marked decrease in European exports. Falling corporate investment and private consumption failed to provide any meaningful impetus. Compared with the US economy various early indicators point to a marked time lag before the Western European economy starts to lift off again in the second half of 2002.

Germany experienced an increasing slowdown in economic activity during the year just past. In 2001 the German economy posted a 0.6 % increase in GDP in real terms and was forced to follow behind the tail lights of growth in the rest of Western Europe. Experts forecast that the economic bottom is likely to be reached during the first quarter of 2002. A gradual recovery is generally expected during the course of 2002.

Difficult times in the automotive industry – gradual improvement in sight

There was a noticeable cooling of global automotive markets in 2001. The general recessionary economic environment and the loss of consumer confidence brought about by the events of 11 September led to a worldwide 1 % fall in vehicle sales in 2001. Following the record year in 2000 worldwide vehicle production was down by a total of 3.9 % compared with the previous year. The international passenger car industry produced 39.4 million passenger cars, 2.9 % fewer than in the previous year. In the USA 4.9 million passenger cars rolled off the production lines in 2001, 12 % fewer than in the year 2000. Only the popular light trucks segment in the USA managed to record growth. In 2001 for the very first time sales of light trucks exceeded those of cars. This took its overall share of the light vehicle market to

Diesel passenger cars reported growth of around 6 % worldwide. In 2001 diesel's share of new vehicle registrations in Western Europe had already reached 36 %, as such recording a further 3.9 percentage point increase. BERU, with a worldwide market share of over 40 %, is the market leader in the field of Diesel cold-start technology and in the 2001/02 business year generated more than 50 % of its consolidated sales with this business field. In view of the anticipated strong growth in diesel BERU is ideally equipped for the future.


Diesel

6%

regional banks and stock exchange associations. Within this framework, events were held together with the Association of Savings Banks and the Ludwigsburg Kreissparkasse. The IR team also took part in a number of stock exchange open days nationwide, the most recent in Cologne. Preparations are currently underway for joint events with other MDAX companies in order to create the conditions required for even more active targeting of retail investors, including on a supra-regional level.

Emphasis on the new media

The medium of the Internet also plays a leading role in this context. The company's Corporate Communications Department is currently working on a completely new concept for design and content which will extend the range of corporate and financial information on the company's investors relations pages in the same way as the product information sheets. Improvements are being made in particular in the user guide and feedback facilities. In future it will be even easier for BERU private investors to find information on the developments in their company. The new site will go online in the middle of the year.

Priority given to financial communication

The fact that BERU's information policy is appreciated is also demonstrated by the awarding of the Silver Investor Relations Prize 2001 by Capital magazine.

The BERU management is convinced that transparency in, and the quality of, financial communication and media work represent a solid foundation for the further development of the BERU share price just as much as the company's high earnings capacity and its positioning in attractive growth niche markets of the automotive supplier sector. Through the "Formula BERU = Diesel + Electronics" the company is taking advantage of the opportunities available in electronics and sensor technology, opportunities which should continue to be supported in the market through intensiv communication in order to achieve an appropriate share valuation.



Promotion to the "second league": BERU in the MDAX since September 2001

Annual General Meeting approves record dividend

On 19 September 2001 the Chairman of the Supervisory Board Dr Gerhard Wacker welcomed a record number of 670 guests, shareholders and bank representatives at the Ludwigsburger Forum to the third Annual General Meeting since the stock market flotation. The meeting approved a resolution to raise the normal dividend by 30 % to EUR 0.92 (0.71) plus corporation tax credit. The meeting approved the proposal for the allocation of the retained earnings and the proposal to discharge the Executive Board from liability was passed unopposed and received more than 99.9 % approval from the Supervisory Board. Once again, more than 99.9 % of those attending and entitled to vote approved the proposal from the management for the re-election of the Supervisory Board. The representative of the The Carlyle Group, Mr Anton Schneider, Business Management Consultant, was elected as a new member of the Supervisory Board. Prof. Dr Erich Killinger stood down. Dr Gerhard Wacker remained Chairman of the newly elected Supervisory Board.

Increase in BERU name awareness level

BERU succeeded in further raising also the international profile of the company and the share through more intensive press and PR work. In this context the company is also benefiting from its inclusion in the MDAX. The widespread reporting in the financial media and inclusion of the BERU share in a number of sample portfolios of financial magazines and shareholder letters demonstrate that BERU is enjoying increasing acceptance in the business and financial press. Numerous visits by editorial teams, press conferences, presentations at conferences and technical articles helped to increase the number of published press reports on the company by 50 %.

Highly committed to private investors

The offer to provide private investors with regular information on the company's strategy and products was very well received. The company's shareholders' forum now has 700 registered shareholders. The interim report of the company was sent to all shareholders via the depository banks. As a member of the BWSC Working Group (Baden-Württemberg Small Caps), BERU AG, in conjunction with 12 other SMAX listed public limited companies in the region, took over a supporting role in the joint organisation of investor events in cooperation with banks and for one major event involving all BWSC member companies that was staged in June 2000 in conjunction with the Stuttgart Stock Exchange. Required on the basis of the BWSC statutes BERU left the working group with its inclusion in the MDAX and started a series of events for both private as well as investment advisors and financial consultants with its RIP (Retail Investors Programme) in conjunction with

Although the BERU share came under pressure in September 2001 as a result of the crisis in the capital markets, after having remained stable for some time, the share had already managed to climb to new highs above EUR 53 in January 2002. The share price at the business year end on the Frankfurt trading floor was EUR 57.

Marked improvement in traded volumes

The share liquidity, which is particularly important for institutional investors, also reported a pleasing development. With rising share prices the average daily turnover rose to 14,538 (8,830) shares. Other opportunities for increasing liquidity, such as for example a share split, are currently being examined.

PriceWaterhouse Coopers and the Automotive News recognised BERU AG for the performance of the management in achieving a significant and long-term increase in the corporate value from the shareholders' viewpoint by presenting it with the "Automotive Shareholder Value Award 2001" in June 2001. With a 122.9 % growth in value BERU achieved the highest increase in "total shareholder return" – measured by the increase in the share value and dividend distribution – in the last three years.

BERU stock price performance

since IPO until May 2002


in EUR
in thou. units
75
70
65
60
55
50
45
40
35
30
25
20
15
260
240
220
200
180
160
140
120
100
80
60
40
20
Oct. 1997
1st HY '98
2nd HY '98
1st HY '99
2nd HY '99
1st HY '00
2nd HY '00
1st HY '01
2nd HY '01
May 2002
traded volume
closing price Frankfurt

Shareholder structure of BERU AG

in percent


26.8
Institutional foreign
34.6
The Carlyle Group
22.9
Former proprietor family shareholders
0.1
Private foreign
10.7
Private domestic
4.9
Institutional domestic

Survey as at the 2 April 2002; 91.8 % of the shares were recorded

Shares firmly in institutional hands

The analysis of the shareholder structure and the sociological distribution of the free float as at 2 April 2002 revealed that international institutional investors, including the Carlyle Group, hold around two thirds of the BERU shares. As a result of further buying by the Private Equity Gesellschaft, the Carlyle Group has slightly reduced its free float to 42.5 % (44.0). Members of the former proprietor families hold 22.9 %, the Carlyle Group nearly 35 % of the nominal capital divided into 10 million non-par shares.

International institutional investors continue to be buyers of the stock and own 26.8 % of BERU's nominal capital. Their share of the free float is therefore 63.1 %. Domestic banks, insurance companies and asset management companies hold 4.9 % of the shares or 11.5 % of the free float.

The number of shares held by private investors remains virtually unchanged in comparison with the previous year. At the time of the survey private investors held 10.8 % of all BERU participation certificates.

The free float is therefore distributed between institutions which hold 74.6 % and private investors who hold 25.4 %.

BERU outperforms the DAX and CDAX

With a 37 % increase in the share price in the business year the BERU share clearly outperformed the DAX and CDAX comparison indices which fell by more than 7 % and 4 % respectively in the same period.

Development of the BERU share price compared with the CDAX


150
140
130
120
110
100
90
80
70
60
April 2001
May 2001
June 2001
July 2001
Aug. 2001
Sep. 2001
Oct. 2001
Nov. 2001
Dec. 2001
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002
BERU share indexed (1 April 2001 = 100)
CDAX indexed (1 April 2001 = 100)

Statistics of the BERU share

	1998/99	1999/00	2000/01	2001/02
DVFA/SG earnings per share (in EUR)	2.03	2.95	3.25	3.51
Equity per share (in EUR)	13.1	15.7	18.3	21.7
High, business year (in EUR)	24.54	35.00	45.50	62.00
Low, business year (in EUR)	13.29	17.80	31.50	35.50
Price at end of business year (in EUR)	18.05	33.90	41.50	57.00
PER (price/earnings ratio)[1]	8.9	11.5	12.8	16.2
Number of quoted shares (in thou. units)	10,000	10,000	10,000	10,000
Average traded volume per day on the German stock markets (in units)	19,132	15,356	8,830	14,538
Market capitalisation (in EUR million)	180.5	339.0	415.5	570.0

[1] Basis as at the end of the fiscal year

Face-to-face contact with the shareholder

BERU has strengthened its commitment to the Anglo-Saxon capital markets. In this context, the interest of North American investors has increased markedly in conjunction with the prospects of the tire pressure legislation in the USA.

In the USA and Canada the management gave presentations of the company and its strategic investments to institutional investors at three comprehensive road shows. Another area of focus was on England and Scotland where four road shows were staged. BERU also succeeded in increasing the interest of investors in BERU shares in Paris, Geneva, Zurich and, for the first time, in Stockholm.

The Executive Board and IR management also sought dialogue with the capital market in Germany. In this context, BERU AG benefited from the increasing interest in companies generating high returns with sound balance sheet ratios. BERU staged a road show in Germany and took part in two conferences for the capital market, with numerous individual discussions rounding off the domestic share marketing by the management.

The BERU investor relations team organised numerous visits by analysts and interested fund managers to the headquarters at Ludwigsburg and in particular to the Group's new electronics site in Bretten which aroused keen interest. The quarterly telephone conferences as well as the BERU telephone hotline, introduced since the company was included in the MDAX, have received a very positive response.

BERU on the stock market: promotion to the "second league"

After five years on the stock market BERU AG can look back over a positive result overall: on 31 March 2002 initial subscribers to the shares were able to enjoy a 197.3 % gain in the share value. Over the last 12 months it has posted a 37.3 % rise in value. This shows that the management's strategy of increasing sales and earnings in the long-term and investing in the future of the company and new technologies is being accepted by investors and is bearing fruit from the viewpoint of the shareholders. With the help of intensive investor relations activities the company has succeeded in successfully carrying the "Formula BERU = Diesel + Electronics" over into the financial market while emphasising the importance of the BERU product innovation offensive for the years ahead.

Trading in the BERU share

WKN[1]	507210
Nominal capital	EUR 26,000,000
Divided into	10 million single shares
Stock markets	Frankfurt, Stuttgart, Düsseldorf, Munich, Berlin, Hamburg, Bremen
Marktet segment	Official trading
Free float	42.5 %

[1] *Security serial number*

Promotion to the "second league"

One of the highlights of the business year was the company's promotion from the SMAX to the ranks of the DAX 100 companies. In 1998 the Executive Board and IR management set themselves the medium-term target of achieving inclusion in the MDAX. This was achieved on 24 September 2001. Together with Fraport AG and Salzgitter AG, BERU was promoted to the MDAX, consequently making it one of the hundred largest German public limited companies based on traded volumes and market capitalisation. The inclusion in the MDAX also increased the interest of the business media and capital market players in the company, and the share will be able to benefit from a higher profile and even wider coverage by analysts.

Company steps up investor relations programme forward

Communication with the institutional investors as well as the business and financial media was one of the key tasks of BERU's management. The BERU's investor relations programme was expanded internationally, the number of corporate presentations, roadshows and investor conferences was increased in order to get the BERU strategy of "Diesel + Electronics" across to the capital market. The spotlight of investor interest was not only on the core business field of diesel cold-start technology but also increasingly on the newly developed product field of tire pressure monitoring and PTC heater systems which promise high growth rates for the future.

The firm of Bayerische Treuhandgesellschaft AG, Munich, appointed auditors of the annual financial statements at the last Annual General Meeting, audited the financial statements and the Group financial statement as at 31 March 2002 together with the Management Report and Group Management Report, submitted by the Executive Board, as well as the books and records and applied its unqualified auditors' certificate. The auditors reported on the result of their audit at the Meeting of the Supervisory Board which approved the 2001/02 financial statements. The audit report submitted was noted by the Supervisory Board.

Following the concluding result of the Supervisory Board's own audit no objections were raised against the financial statements, the Management Report and the Group Management Report nor against the proposal by the Executive Board for the allocation of the retained earnings. At its meeting on 11 June 2002 the Supervisory Board agreed and consequently approved the annual financial statements drawn up by the Executive Board. The Supervisory Board is in agreement with the proposal on the distribution of the profits.

The Supervisory Board wishes to thank the members of the Executive Board, the employee representatives and all BERU employees for their successful efforts and hard work in the 2001/02 business year.

Ludwigsburg, 20 June 2002

The Supervisory Board

Dr Gerhard Wacker
Chairman



Dr Gerhard Wacker

Report by the Supervisory Board

The Supervisory Board also performed the duties incumbent upon it by law and the statutes of BERU AG in full during the 2001/02 business year and, working in close cooperation, provided the Board with comprehensive advice and monitoring.

The Supervisory Board and Executive Board held discussions on the business development of the Group, the individual business fields as well as fundamental questions relating to business policy and other key, current individual topics, at four regular meetings and one special meeting. In this context the Executive Board supplied the Supervisory Board with detailed information on the basis of written documents and verbal explanations.

Where approval was required for actions by the Executive Board on the basis of provisions in law and in accordance with the statutes, the corresponding written draft proposals were examined by the Supervisory Board and decisions taken.

The main topics were primarily the strategic orientation of BERU AG, corporate planning, investment programmes, questions relating to production locations and cost structures. The other main points of emphasis were the development of new technological products and their market opportunities, the orientation of the shareholder structure, personnel-related topics as well as acquisition plans and projects, the latter within the framework of a special meeting.

The Chairman of the Supervisory Board was also in constant contact with the Chairman of the Executive Board and coordinated a number of special topics, ensuring that the Supervisory Board was also supplied with comprehensive and up-to-date information outside the meetings.

At the meeting on 19 September 2001 the AGM elected Mr Anton Schneider to the Supervisory Board as new shareholder representative. Prof. Dr Erich Killinger stood down at the end of his four-year period of office. The Supervisory Board expressed its special thanks to him for his commitment from which BERU AG benefited and which was characterised by his highly conscientious approach.

Mr Bernd Immekamp was elected as the new employee representative on the Supervisory Board.

At the first meeting of the new Supervisory Board on 19 September 2001 the Supervisory Board re-elected Dr Gerhard Wacker as its Chairman.



Ulrich Ruetz



Bernhard Herzig



Dr Rainer Podeswa

The Executive Board would like to thank all shareholders who have demonstrated their confidence in our shares and who are convinced that the company has selected the right concept, as well as all employees of the Group of companies who made this success possible.

We ask you to keep your faith in us; the fundamentally sound key indicators of the BERU Group as well as its strategic orientation will also ensure continued success.

BERU Aktiengesellschaft
The Executive Board

Ulrich Ruetz Bernhard Herzig Dr Rainer Podeswa

Dear shareholders, business partners and friends of the company,

In the 2001/02 business year BERU AG has been able to continue its chain of success. The Group bucked the market trend by reporting growth, consistently pursued its corporate objectives and maintained a focused eye on the future with its product alignment.

The company broke through the 300 million sales barrier for the first time, posting a figure of EUR 303.1 million. At 42.4 million the consolidated net income recorded the best result in the company's history, improving by 27.7 %. In relation to sales, BERU generated a return after tax of 14.0 %.

The Executive Board and Supervisory Board will propose a dividend of EUR 1.10 per share at the Annual General Meeting on 18 September 2002. This is a 20 % increase on the figure for the previous year. It takes into account and includes tax-free income from the sale of shares which the company realised in the business year.

The Group reported a positive development in the business year and was able to not only stabilise but also expand its position in the market. With sales in almost double-figure EUR million, the Group extended its position as a technology leader in the electronics and sensor technology sector, and in this way underpinned the foundation for the future on a sustainable basis. All the new product groups – the tire pressure monitoring system, the diesel instant start system and the PTC interior heating system – were very well received in the market. This business year we also anticipate winning additional orders for future projects by our clients worldwide, over and above the orders already announced.

Not even the current weak activity in the automotive sector will prevent us from following our clearly defined route. The company will continue working with technological products and with the high level of investment associated with this on an anticyclical basis. The objective remains the same – to maintain the Group's high earnings capacity.

In the 2002/03 new business year the Executive Board anticipates at least low growth despite the overall global weakness of the passenger car market. This does not take into account planned corporate acquisitions which will contribute towards earnings as soon as these can be implemented.

Content

The BERU Group at a glance

Profit and loss account

in EUR million	1997/98	1998/99	1999/00	2000/01	2001/02
Sales revenues	193.8	217.9	248.0	276.5	303.1
Changes in inventories	0.2	– 0.8	3.7	0.3	3.5
Cost of materials	– 63.6	– 70.5	– 79.4	– 92.6	– 110.8
Personnel expenses	– 59.1	– 63.5	– 70.8	– 81.8	– 87.6
Depreciation on intangible fixed assets and tangible assets	– 12.7	– 14.5	– 15.5	– 20.2	– 22.4
Other operating expenses	– 36.0	– 39.3	– 41.1	– 43.5	– 47.0
Profit/Loss before investment and financial results and taxes	29.6	42.9	56.5	53.4	55.6
Income from ordinary activities	30.9	43.4	59.9	57.8	59.4
Taxes on income[1]	– 13.3	– 23.9	– 28.6	– 24.3	– 16.4
Consolidated net income	12.8	19.1	31.0	33.2	42.4
Consolidated retained earnings	6.3	10.0	14.7	14.4	21.3

[1] excl. other taxes

Balance sheet

in EUR million	1997/98	1998/99	1999/00	2000/01	2001/02
Assets					
Fixed assets	55.0	69.2	86.7	104.2	92.8
Current assets	146.6	153.6	161.5	172.4	219.2
Equities and Liabilities					
Shareholders' equity	117.2	130.6	157.0	182.5	217.2
Accruals	50.5	62.4	59.4	53.5	45.2
Liabilities	33.4	29.1	30.1	39.5	48.1

Other figures

	1997/98	1998/99	1999/00	2000/01	2001/02
Payout in EUR million	4.1	5.1	9.7	9.2	11.0
Dividend per share in EUR	0.41	0.51	0.70[1]	0.92	1.10
Investments in tangible assets in EUR million	24.3	16.4	20.2	33.0	17.0
Cash Earnings per DVFA in EUR million	n/a	31.6	42.1	50.9[2]	55.7[2]
Number of employees as at 31.3.2002	1,513	1,543	1,909	2,095	2,256

[1] excl. 0.26 EUR one-off bonus
[2] Cash earnings as per DVFA/SG



Business Mission

As the global leader in the field of diesel cold-start technology, BERU concentrates on high-growth technologies in the automotive sector such as tire pressure monitoring and PTC auxiliary heating systems. The company has been combining tradition with innovation since 1912. As part of the company strategy "Formula BERU = Diesel + Electronics", BERU matches its largely electromagnetic products with advanced electronics to create innovative system solutions. The company's management objective is to increase and sustain the long-term value of the company for shareholders.

In fiscal 2001/02 (April 1, 2001 to March 31, 2002), BERU increased group sales by 9.6 % on the previous year in spite of weakness in the automotive sector. BERU broke the EUR 300 million threshold with sales of EUR 303.1 (276.5) million. Above all, strong growth in the fields of diesel cold-start technology and tire pressure monitoring led to this result.

BERU stock price compared to CDAX


150
140
130
120
110
100
90
80
70
60
BERU share indexed (1. April 2001 = 100)
CDAX indexed (1. April 2001 = 100)
April 2001
May 2001
June 2001
July 2001
Aug. 2001
Sep. 2001
Oct. 2001
Nov. 2001
Dec. 2001
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002

Sales by region

2001/02 in percent[1]


10.4 (11.0)
North America
11.0 (7.0)
Rest of World
38.5 (43.9)
Germany
40.1 (38.1)
Rest of Europe

Sales revenues

in EUR million


350
300
250
200
150
100
50
217.9
248.0
276.5
303.1
98/99
99/00
00/01
01/02

Sales by area

2001/02 in percent[1]


7.9 (5.8)
General industrial area
61.5 (67.0)
Original equipment
30.6 (27.2)
After-market

Sales by business area

2001/02 in percent[1]


17.2 (13.3)
Electronics and Sensor Technology
52.3 (54.4)
Diesel cold-start Technology
30.5 (32.3)
Ignition Technology


BERU
Annual Report 2001/02
9.6 %

Joint Ventures

- **Germany**
  BERU-Eichenauer GmbH
  Kandel
  50 %

- **Great Britain**
  ZICA Holdings Limited
  F1 Harness Systems Ltd.
  Diss
  70 %

- **Hungary**
  REMIX Group Electronics R.T.
  Tiszakécske
  75,13 %

- **India**
  BERU Diesel Start
  Systems Pvt. Ltd.
  Poona
  49 %

- **Korea**
  BERU Korea Co. Ltd.
  Chungju
  51 %

- **Netherlands**
  IMPCO-BERU
  Technologies B.V.
  Rijswijk
  49 %

Distribution

- **France**
  BERU S.A.S. sales office
  Paris-Saint Germain
  100 %

- **Italy**
  BERU Italia s.r.l.
  Cassina de' Pecchi
  100 %

- **Japan**
  BERU Japan Corporation
  Tokyo
  100 %

- **Singapore**
  BERU AG
  Far East Asia Representative Office
  Singapore
  100 %

- **USA**
  BERU Corporation
  Evanston, Illinois
  100 %

Lombardini, Mack Truck, Magneti Marelli, Mahindra & Mahindra, MAN, Mann + Hummel, Maserati, MG Rover, Mikuni, MTU, Nedcar, Nissan, Opel, Perkins, Peugeot, Piaggio, Porsche, R.V.I., Renault, Saab, Scania, Saurer, Seat, Siemens, Skoda, Ssang Yong, Steyr-Daimler-Puch, Steyr Motorentechnik, TELCO, Toyota, Temic, Vaillant, Valeo, Valmet, Vauxhall, Viessmann, Visteon, Volkswagen, Volvo Car, Volvo Penta, Volvo Truck, Wärtsilae, Waukesha, Weishaupt,.Yanmar, ZF

Balance sheet press conference on the 2001/02 financial year	26 June 2002
DVFA analysts conference	27 June 2002
Report on the 1st quarter 2002/03	13 August 2002
2002 Annual General Meeting	18 September 2002
Interim report on the 1st half year 2002/03	14 November 2002
Report on the 3rd quarter 2002/03	13 February 2003
Preliminary report on the 2002/03 financial year	15 May 2003
Balance sheet press conference on the 2002/03 financial year	25 June 2003
DVFA analysts conference	26 June 2003
Report on the 1st quarter 2003/04	14 August 2003
2003 Annual General Meeting	16 September 2003
Interim report on the 1st half year 2003/04	13 November 2003

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: ++49 71 41-132 246
Fax: ++49 71 41-132 586
E-mail: stephan.haas@beru.de

Layout/design and visualisation:
...st kommunikation, Mainz

Setting:
...ecm Digital- und Printmedien, Ockenheim

Photography:
Stefan Wildhirt, Offenbach (title, centre spread foto)
...Eisele, Stuttgart (product photography)
...ly F1, Hamburg (centre spread foto Formel 1)

Printing:
Universitätsdruckerei H. Schmidt, Mainz

Binding:
...alf..., Schönaich
...Jacket, patented

BERU worldwide

Production plants

- **Germany**[1]
  BERU AG
  Ludwigsburg

  BERU Electronics GmbH
  Bretten
  100 %

- **France**
  BERU S.A.S.
  La Ferté-Macé
  100 %

- **Ireland**
  BERU Electronics GmbH
  Tralee
  production plant
  100 %

- **Italy**
  B 80 s.r.l.
  Biassono
  100 %

- **Korea**[1]
  BERU Automotive Co. Ltd.
  Shihung-City
  100 %

- **Mexico**[1]
  BERU S.A. de C.V.
  Civac-Jiutepec
  100 %

- **Spain**
  BERU Microelectrónica S.A.
  Vitoria
  100 %

[1] including sales

References from our current customer list

Agco (Fendt), Alfa Romeo, Aprilia, Ashok Leyland, Audi, Autopal, Avia, AVL, Bajaj, BMW, Bombardier Rotax, Bosch, C. Bertone, Caterpillar, Citroën, Conti Teves, Cosworth, Cummins, DaimlerChrysler, Daedong, DAF, Delphi, Detroit Diesel, Deutz, Ducati, Eberspächer, Eberspächer Nordic, Ferrari, FEV, Fiat, Ford, FTE, General Motors, Hindustan, Hyundai, International Truck and Engine Corporation, Isuzu, Iveco, John Deere, Kía, Kistler, Kubota, Lamborghini, Lancia, Land Rover, Liebherr, Lister Petter,